PENGROWTH

PENGROWTH ENERGY CORPORATION

2010 Annual Results

TANK #6

Operating Measures Years ended December 31 2010 2009 2008 2007 2006 PRODUCTION Crude Oil (bbl per day) 21,743 22,841 24,416 26,327 21,821 Heavy Oil (bbl per day) 6,789 7,551 8,122 7,168 4,964 Natural Gas (mcf per day) 219,302 237,217 240,825 266,980 175,578 Natural gas liquids (bbl per day) 9,611 9,590 9,315 9,409 6,774 Total (boe per day) 74,693 79,518 81,991 87,401 62,821 Annual (mmboe) 27.3 29.0 30.0 31.9 22.9 % natural gas 49 50 49 51 47 BENCHMARK PRICES WTI (U.S. per bbl) 79.61 62.09 99.75 72.36 66.25 NYMEX (U.S. per mmbtu) 4.38 4.16 8.90 7.12 6.98 AECO (Cdn $ per mmbtu) 3.99 3.99 8.19 6.46 6.53 Currency (U.S. $ per Cdn $) 0.97 0.88 0.94 0.93 0.88 AVERAGE REALIZED PRICES Crude Oil ($ per bbl) 75.04 72.36 77.78 71.88 66.85 Heavy Oil ($ per bbl) 60.22 52.72 75.77 44.53 42.26 Natural Gas ($ per mcf) 5.00 5.14 8.19 7.29 7.22 Natural gas liquids ($ per bbl) 56.99 42.12 70.67 58.86 57.11 Average price per boe 49.34 46.19 62.76 53.90 52.88 AVERAGE NETBACK Crude Oil netback ($ per bbl)(1) 39.59 40.40 41.55 43.26 38.55 Heavy Oil netback ($ per bbl)(1) 32.62 29.99 51.53 26.34 23.00 Natural Gas netback ($ per mcf)(1) 2.70 2.95 4.68 4.00 4.16 Natural gas liquids netback ($ per bbl)(1) 30.02 17.81 31.35 27.80 25.82 Operating netback ($ per boe) 26.37 25.38 34.78 30.40 29.59 Total capital expenditures ($ millions)(2) 357.7 216.8 401.9 309.7 300.8 Reserves (proved plus probable) Reserves at year end (mmboe) 318.4 295.7 323.5 319.9 297.8 (1) Prior year restated to conform to presentation in the current period. (2) Total capital expenditures excludes Drilling Royalty Credits (“DRCs”). TABLE OF CONTENTS President’s Message 1 Auditor’s Report 41 Summary of Financial and Operating Results 3 Consolidated Financial Statements 43 Management’s Discussion & Analysis 4 Notes to Consolidated Financial Statements 46 Management’s Report to Shareholders 40 Corporate Information

President’s Message

To our shareholders,

2010 has been a year of significant transformation at Pengrowth. In addition to some of the operational and financial highlights listed below, here are a few of the positive strategic and structural changes that your management team has undertaken in the last year:

•	Successful conversion from a trust to a dividend paying corporation on December 31, 2010.

•	Expanded the breadth and depth of the organic drilling inventory.

•	Undertook a significant gas focused acquisition in the Montney fairway, with an excellent drilling inventory.

•	Built capacity within the organization with the addition of new personnel in key operational roles across all levels.

•	Kick-started our Lindbergh Steam Assisted Gravity Drainage (SAGD) project, with a new leader and project team.

•	Focused capital spending into four key areas and expanded our capital budget.

•	Continued to grow investor awareness of the new Pengrowth as evidenced by a marked increase in institutional ownership.

We have made substantial and meaningful progress on the journey that we set out on in late 2009. Below you will find some of the more granular milestones and indicators of that progress during 2010.

Highlights

•

Pengrowth replaced 183 percent (99 percent through internal development) of annual production at an all in annual finding, development and acquisition (FD&A) cost of $18.46 per barrel of oil equivalent (boe) including changes to future development capital (FDC) for proved plus probable reserves.

•	Pengrowth grew its proved plus probable reserves by 7.7 percent to 318.4 MMboe from year-end 2009 levels.

•	All-in finding and development (F&D) costs were $15.32 per boe for proved plus probable reserves and $17.63 per boe for proved reserves including changes to FDC.

•	Throughout the year, Pengrowth’s production averaged 74,693 boe per day, with the reinvestment of approximately 59 percent of cash flow.

•	Cost structures came down in 2010, with operating expenses declining by three percent in 2010 and General and Administrative expenses declining by 18 percent throughout the year.

•

Pengrowth continued to maintain its financial discipline. In 2010, distributions declared and capital expenditures were 95 percent of operating cash flow. The remaining cash was directed to the reduction of debt.

•

Financial capability and flexibility was strengthened with the May private placement of U.S. $187 million of notes, coupled with the renewal in October of a Cdn $1 billion bank facility with a $250 million expansion feature for a three year term.

Accomplishments & Opportunities

During 2010, we took steps to re-vitalize our work force and build capacity within the organization by adding new personnel in key operational roles. During the year, we welcomed individuals to head up our acquisitions and business development team, drilling and completions team, and our in-situ development (SAGD) as well as our Montney gas development teams. These additions have strengthened our technical capabilities and will help focus the organization on larger impact projects.

The Swan Hills area remains a core focus area, with a known resource of approximately 2.3 billion barrels of original-oil-in-place, net to Pengrowth. In 2010, our teams invested approximately $136 million on development activities in Swan Hills, where we are utilizing horizontal drilling and multi-stage acid fracturing technology to exploit tight carbonate reservoirs. We continue to meet with substantial success in this area with the number of applications for this technology increasing along with the individual well production rates improving. In 2011, we have allocated an additional $135 million of development capital to further the unconventional opportunities identified in this trend.

Inside the Swan Hills Trend, a total of seven horizontal wells (6.6 wells net) were drilled in the Carson Creek ‘C’ Pool in 2010. All of these wells were multi-stage acid fractured and added, on average, 750 boe per day of initial production per well. At Deer Mountain Unit No 1, six horizontal wells (5.1 wells net) were drilled by the end of the fourth quarter; four (3.4 wells net) of which were multi-stage acid fractured and tested by the end of the year. These six wells are now on production and had an average five-day initial production rate of 300 boe per day.

Our Groundbirch Montney asset continues to be a core gas focus area. A 28 MMcf per day gas plant was successfully constructed and commissioned at this property on December 18, 2010 with five wells being brought on production and tied into the facility. An additional five wells have been drilled and will be fracture stimulated in the first quarter of 2011. These additional five wells should fill the plant.

PENGROWTH 2010 President’s Message	1

Lindbergh, our SAGD play, represents one of our longer-term growth opportunities where we are currently focused on advancing the pilot project in 2011. The envisioned commercial project has the potential to produce up to 12,000 boe per day of oil in the first phase and could potentially grow to as much as 30,000 boe per day. Subject to regulatory approval, construction of the pilot is expected to commence in the third quarter of 2011 with first steam anticipated in the first quarter of 2012. Upon successful completion of the pilot, we anticipate the first commercial phase of the project to be on stream by the end of 2013.

We continue to aggressively investigate new opportunities on our asset base in order to identify new core areas for future development.

Outlook

We have made substantial progress in 2010, having right-sized the balance sheet, identified unconventional opportunities on our existing asset base and executed on the Monterey acquisition. There still remains significant opportunity on our own asset base, in particular on the oil inventory side, as well as opportunities in the acquisition market. 2011 will be the year in which we roll out the story on how we are going to grow production utilizing our inventory of oil weighted opportunities. We will continue to look at the acquisition market for opportunities that make sense, though our growth program will not be dependant on transactions. I look forward to updating you in the near future on this next important stage of our transformation.

I’d like to take the opportunity to thank all of our shareholders for their continued support as we progress through this exciting period.

Sincerely

Derek W. Evans

President and Chief Executive Officer

March 8, 2011

2	PENGROWTH 2010 President’s Message

SUMMARY OF FINANCIAL & OPERATING RESULTS

(monetary amounts in thousands, except per share amounts or as otherwise stated)	Three Months ended December 31			Twelve Months ended December 31
	2010	2009	% Change	2010	2009		% Change
STATEMENT OF INCOME
Oil and gas sales	$340,690	$359,296	(5)	$1,353,283	$1,343,167		1
Net income	$1,937	$50,523	(96)	$230,257	$84,853		171
Net income per share (1)	$0.01	$0.18	(94)	$0.76	$0.32		138

CASH FLOW
Cash flow from operating activities	$137,783	$149,933	(8)	$605,995	$551,350		10
Cash flow from operating activities per share (1)	$0.42	$0.53	(21)	$2.01	$2.09		(4)

Total capital expenditures (2)	$134,296	$51,331	162	$357,704	$216,778		65
Total capital expenditures per share (1)	$0.41	$0.18	128	$1.19	$0.82		45
Distributions paid	$67,413	$66,548	1	$250,640	$334,405		(25)
Distribution paid per unit (1)	$0.21	$0.24	(13)	$0.84	$1.28		(34)

Weighted average number of shares outstanding (000's) (1)	325,515	282,298	15	301,026	264,121		14

BALANCE SHEET
Working capital (deficiency)				$(91,629)	$(217,007	)(3)	(58)
Property, plant and equipment				$4,076,976	$3,789,369		8
Long term debt				$1,024,367	$907,599		13
Shareholders' equity				$3,186,976	$2,795,201		14
Shareholders' equity per share (1)				$9.78	$9.64		1
Currency (U.S.$/Cdn$) (closing rate at period end)				$1.0054	$0.9515
Number of shares outstanding at period end (000's) (1)				326,024	289,835		12

AVERAGE DAILY PRODUCTION
Crude oil (bbls)	21,762	21,948	(1)	21,743	22,841		(5)
Heavy oil (bbls)	6,673	7,235	(8)	6,789	7,551		(10)
Natural gas (mcf)	218,044	232,682	(6)	219,302	237,217		(8)
Natural gas liquids (bbls)	10,177	9,564	6	9,611	9,590		0
Total production (boe)	74,953	77,529	(3)	74,693	79,518		(6)
TOTAL PRODUCTION (mboe)	6,896	7,133	(3)	27,263	29,024		(6)

PRODUCTION PROFILE
Crude oil	29%	28%		29%	29%
Heavy oil	9%	9%		9%	9%
Natural gas	48%	50%		49%	50%
Natural gas liquids	14%	13%		13%	12%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per bbl)	$74.98	$75.79	(1)	$75.04	$72.36		4
Heavy oil (per bbl)	$60.42	$62.16	(3)	$60.22	$52.72		14
Natural gas (per mcf)	$4.87	$5.45	(11)	$5.00	$5.14		(3)
Natural gas liquids (per bbl)	$56.74	$54.52	4	$56.99	$42.12		35
Average realized price per boe	$49.01	$50.35	(3)	$49.34	$46.19		7

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				110,297	112,249		(2)
Heavy oil (mbbls)				26,472	27,724		(5)
Natural gas (bcf)				913	757		21
Natural gas liquids (mbbls)				29,481	29,587		0
Total oil equivalent (mboe)				318,429	295,734		8
CAPITAL PERFORMANCE
Finding & Development Cost (F&D) (per boe) (4)				$15.32	$30.81		(50)
Finding, Development & Acquisition Cost (FD&A) (per boe) (4)				$18.46	$57.16		(68)
Recycle Ratio (5)				1.72	0.82		110

SUMMARY OF COMMON SHARE TRADING
NYSE– PGH ($U.S.)
High	$13.25	$10.52	26	$13.25	$10.54		26
Low	$11.02	$8.81	25	$7.67	$4.51		70
Close	$12.86	$9.63	34	$12.86	$9.63		34
TSX –PGF ($Cdn)
High	$13.38	$11.39	17	$13.38	$12.33		9
Low	$11.29	$9.40	20	$8.50	$5.84		46
Close	$12.78	$10.15	26	$12.78	$10.15		26

(1)	Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust see note regarding conversion below.

(2)	Total capital expenditures excludes Drilling Royalty Credits ("DRCs")

(3)	Includes $157.5 million current portion of long term debt.

(4)	Includes the changes in Future Development Capital ("FDC") and based on Proved plus Probable Reserves.

(5)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

Note regarding corporate conversion: Pengrowth Energy Corporation is the entity resulting from the conversion of Pengrowth Energy Trust to a dividend paying corporation effective December 31, 2010. References to “shares”, “shareholder” and “dividends” should be read as references to “trust units”, “trust unitholder” and “distributions” respectively for periods prior to December 31, 2010.

Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

PENGROWTH 2010 Summary of Financial & Operating Results	3

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the audited consolidated Financial Statements for the year ended December 31, 2010 of Pengrowth Energy Corporation and the consolidated financial statements and MD&A of Pengrowth Energy Trust for the year ended December 31, 2009. The MD&A is based on information available to March 8, 2011.

STRUCTURE OF THE CORPORATION

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the Date of Conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. This MD&A may at times refer to common shares, shareholders, shareholders’ capital and dividends which prior to the Arrangement were referred to as trust units, trust unitholders, trust unitholder’s capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in this MD&A will also reflect the history of the Trust and its subsidiaries.

This MD&A will refer to “Pengrowth” which collectively includes the Corporation, the Trust and its subsidiaries.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “bcf” refers to billion cubic feet, “gj” refers to gigajoule, “mmbtu” refers to million British thermal units and “MW” refers to megawatt. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", “guidance”, "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, 2011 production, the proportion of 2011 production of each product type, production additions from Pengrowth's 2011 development program, royalty expenses, 2011 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administration expenses, and proceeds from the disposal of properties Statements relating to "reserves" are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

4	PENGROWTH 2010 Management’s Discussion & Analysis

Forward-looking statements and information are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth's ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards; and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under "Risk Factors" in Pengrowth's most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.

The amounts recorded for depletion and depreciation of property, plant and equipment, amortization of injectants, share based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. Values assigned to the various assets and liabilities of the Monterey Exploration Ltd. (Monterey) business combination were based on internal and third party estimates. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. The provision for asset retirement obligations is based on estimates affected by assumptions around timing and cost estimates for the related work activity. These estimates can change significantly from period to period. As required by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of the annual reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.

PENGROWTH 2010 Management’s Discussion & Analysis	5

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash, as compared to debt or equity, can be determined when it is compared to the difference in cash flow from operating activities and dividends paid in the financing section of the Statement of Cash Flow.

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout ratio is defined on a percentage basis as dividends declared divided by cash flow from operations.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital deficit and long term debt as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Shareholder’s equity.

NON-GAAP OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth owned royalty interest in production or reserves at the wellhead. Company interest is more fully described in the Corporation's AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.

Pengrowth’s ability to grow both reserves and production can be measured with the following metrics: Reserves per debt adjusted share and production per debt adjusted share. Reserves per debt adjusted share is measured using year-end Proved plus Probable reserves and the number of common shares outstanding at year-end. The measurements are debt-adjusted by assuming additional shares are issued at year-end share prices to replace year-end long-term debt outstanding.

Production per debt adjusted share is measured in respect of the average production for the year and the weighted average number of common shares outstanding during the year. The measurements are debt-adjusted by assuming additional shares are issued at year- end share prices to replace year-end long-term debt outstanding.

Recycle ratio is a measure of value creation for each dollar spent. This measure is calculated as operating netback per boe divided by Finding and Development (“F&D”) cost per boe and can also be calculated using Finding, Development & Acquisition (“FD&A”) cost per boe. Recycle ratio can be calculated including or excluding Future Development Capital (“FDC”).

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

6	PENGROWTH 2010 Management’s Discussion & Analysis

Pengrowth’s fourth quarter and annual results for 2010 are contained within this MD&A.

2010 GUIDANCE AND FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2010 and 2011 Guidance and a review of 2010 actual results.

	2010	2010	2010	2011
	Actual	Guidance	Variance	Guidance
Production (boe/d)	74,693	74,000 - 75,000	–	74,000 - 76,000
Royalty Expense (% of Sales) (1)	19.8	20.0	(0.2)	20.0
Operating Expense ($/boe)	13.63	13.60	0.03	13.54
G&A Expense (cash & non-cash) ($/boe)	1.87	2.23	(0.36)	2.69
Total capital expenditures ($ millions) (2)	357.7	350.0	7.7	400.0

(1)	Royalty expense as a % of sales excludes the impact of commodity risk management contracts.

(2)	Total capital expenditures excludes Drilling Royalty Credits.

•	Operating expenses for the full year were essentially in line with guidance.

•	Increased capital spending on oil focused drilling in the fourth quarter resulted in Pengrowth exceeding spending targets.

FINANCIAL HIGHLIGHTS

(monetary amounts in thousands, except per boe amounts or as otherwise stated)	Three months ended			Twelve months ended
	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Production (boe/d)	74,953	72,704	77,529	74,693	79,518
Net capital expenditures (1)	$130,874	$87,677	$46,215	$333,842	$207,451
Cash flow from operating activities	$137,783	$159,926	$149,933	$605,995	$551,350
Netback ($/boe) (2)	$24.58	$26.12	$26.63	$26.37	$25.38
Net income	$1,937	$125,632	$50,523	$230,257	$84,853
Included in net income:
Gain on equity investment	$–	$73,756	$–	$73,756	$–
Realized gain on commodity risk management (3)	$19,102	$25,689	$27,855	$75,065	$171,147
Unrealized (loss) gain on commodity risk management (3)	$(52,529)	$(898)	$(40,101)	$6,949	$(173,726)
Unrealized foreign exchange gain (3)	$29,742	$30,579	$18,124	$49,918	$149,233
Future tax reduction	$24,388	$11,884	$67,806	$44,829	$142,945

(1)	Net capital expenditures includes Drilling Royalty Credits

(2)	Includes the impact of realized commodity risk management contracts

(3)	Pre-tax amount

PENGROWTH 2010 Management’s Discussion & Analysis	7

Cash flow from operations

The following table provides a reconciliation of the change in cash flow from operations from period end 2009 to period end 2010.

($ thousands)	Q4	% Change	Full Year	% Change
2009 Cash flow from Operating Activities	149,933		551,350
Volume variance	(7,200)	(5)	(65,938)	(12)
Price variance	(5,387)	(4)	165,822	30
Processing income variance	1,652	1	1,840	–
Lower cash gains on risk management contracts	(8,753)	(6)	(96,082)	(17)
Royalty expense	10,087	7	(45,136)	(8)
Expenses:
Transportation	(156)	–	(2,272)	–
Operating	(14,769)	(10)	12,696	2
Cash G&A and management fee	2,562	2	10,534	2
Interest and financing expense	(1,378)	(1)	9,810	2
Drilling Credits acquired	–	–	16,727	3
Realized foreign exchange loss	127	–	(2,550)	–
Non-cash working capital and other items	11,065	7	49,194	9
2010 Cash flow from Operating Activities	137,783	(8)	605,995	10

Cash flow from operating activities decreased eight percent from the fourth quarter of 2009 to 2010. The decrease was driven by a combination of lower production volumes, lower average realized commodity prices and higher operating costs. The decrease in cash flow was partly offset by lower royalties and G&A expenses.

Cash flow from operating activities increased 10 percent on a year over year basis. Higher liquids commodity prices in 2010 compared to 2009 combined with lower operating expense and G&A expenses in the current year contributed to higher cash flows in 2010 but were partially mitigated by lower production volumes and higher royalty expenses.

Price Sensitivity

The following table illustrates the sensitivity of cash flow from operating activities to changes in commodity prices:

				Impact on 2011 Annual
Commodity Price Environment(1)		Assumption	Change	Cash Flow ($'000s) (2)
West Texas Intermediate Oil Price (3)	US$/bbl	79.40	$1.00	10,832
Heavy Oil	US$/bbl	79.40	$1.00	1,865
Light Oil	US$/bbl	79.40	$1.00	6,084
NGL	US$/bbl	79.40	$1.00	2,883
AECO Natural Gas Price (3)		4.06	$0.10	6,491
Natural Gas	C$/mcf	4.06	$0.10	6,491

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated.

(3)	Does not include the impact of risk management contracts. For 2011, risk management contracts represent approximately 32% of forecasted total liquids production and 22% of forecasted natural gas production.

Net Income or Loss

For the fourth quarter of 2010, net income of $1.9 million was recorded, a $48.6 million decrease from the same period last year. The decrease is largely attributable to changes in certain non-cash items including:

•	An unrealized loss on commodity risk management contracts of $52.5 million ($37.7 million, net of tax) compared to $40.1 million ($28.8 million, net of tax) in the fourth quarter of 2009.

8	PENGROWTH 2010 Management’s Discussion & Analysis

•	Future income tax reductions decreased $43.4 million in the fourth quarter 2010 primarily from changes in non-cash items affecting net income.

•

Partially offsetting these decreases was a higher unrealized foreign exchange gain of $29.7 million ($25.9 million, net of tax) compared to $18.1 million ($15.8 million, net of tax) in the fourth quarter of 2009.

On a year-over-year basis, net income was $230.3 million, an increase of $145.4 million from the same period last year. Contributing to the increase was a 10 percent increase in cash flow from operating activities and changes to certain non-cash items including:

•

A non-cash gain of $73.8 million ($73.8 million, net of tax) arising from the difference between the fair value and the book value of the investment in Monterey prior to the acquisition as described in Note 4 to the financial statements.

•

An unrealized commodity risk management gain of $6.9 million ($5.0 million, net of tax) for the full year of 2010 compared to an unrealized commodity risk management loss of $173.7 million ($126.3 million, net of tax) in the prior year.

•	Lower depletion, depreciation and amortization in 2010 of $529.4 million compared to $591.4 million in 2009.

•

Partly offsetting the increase was the impact of the change in the U.S. to Canadian dollar exchange rate which primarily caused a smaller unrealized foreign exchange gain of $49.9 million in 2010 ($43.5 million, net of tax) compared to an unrealized gain of $149.2 million ($130.1 million, net of tax) in the same period last year.

•

Also partially offsetting the increase to net income were lower 2010 future income tax reductions compared to the same period last year by $98.1 million as a result of lower unitholder distributions and the impact of changes to non-cash items.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

For the full year of 2010, capital expenditures totaled $357.7 million, $333.8 million after drilling royalty credits, with approximately 85 percent spent on drilling, completions and facilities. Included in the capital expenditures are land acquisition costs of $5.6 million, maintenance capital of $41.0 million and reductions from drilling credits of $23.9 million.

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Drilling, completions and facilities	120.4	78.7	40.2	300.8	146.2
Seismic acquisitions (1) & Reservoir Studies (2)	4.2	1.0	0.5	5.9	13.9
Maintenance capital	7.5	12.5	8.8	41.0	48.5
Land purchases	0.3	1.0	0.5	5.6	2.9
Development capital	132.4	93.2	50.0	353.3	211.5
Other capital	1.9	0.9	1.3	4.4	5.2
Drilling Royalty Credits	(3.4)	(6.3)	(5.1)	(23.9)	(9.3)
Total net capital expenditures	130.9	87.7	46.2	333.8	207.4
Business acquisitions (3)		570.4	–	570.4	–
Property acquisitions	0.1	17.3	25.3	20.2	35.7
Proceeds on property dispositions	(12.4)	(0.3)	(34.2)	(60.7)	(41.9)
Net capital expenditures and acquisitions	118.6	675.1	37.3	863.7	201.2

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Reservoir Studies includes capital spending on the Lindbergh Steam Assisted Gravity Drainage ("SAGD") Project.

(3)	Business acquisitions includes the increase to Property, Plant & Equipment as a result of the acquisition of Monterey.

PENGROWTH 2010 Management’s Discussion & Analysis	9

DRILLING ACTIVITY

Pengrowth participated in the drilling of 214 wells (128.1 net wells) in 2010.

	Q4 2010		Q3 2010		Q2 2010		Q1 2010		Full Year 2010
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Focus Areas
Swan Hills	16	7.9	13	8.3	6	5.1	24	4.6	59	25.9
Groundbirch	3	3.0	1	1.0	–	–	–	–	4	4.0
Lindbergh	3	3.0	–	–	–	–	–	–	3	3.0
Olds/Garrington	5	3.7	5	2.7	2	1.6	2	1.7	14	9.71
Other Resource Plays
Shallow Gas & CBM	5	3.2	11	5.1	–	–	66	54.0	82	62.3
Heavy Oil	–	–	–	–	–	–	12	12.0	12	12.0
Horn River	–	–	–	–	–	–	2	2.0	2	2.0
Weyburn Unit	12	1.2	8	0.8	6	0.6	5	0.5	31	3.1
Conventional	1	0.7	3	3.0	1	1.0	2	1.4	7	6.1
Total wells drilled	45	22.7	41	20.9	15	8.3	113	76.2	214	128.1

DEVELOPMENT CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area, excluding drilling credits is as follows:

($ millions)	Q4 2010	Full Year 2010	% of Full Year 2010 Spending	Full Year 2009
Focus Areas (1)
Swan Hills	50.7	136.4	38%	59.1
Groundbirch	32.7	37.3	10%	–
Lindbergh	3.0	3.6	1%	9.4
Olds/Garrington	21.2	44.3	12%	11.9
	107.6	221.6	62%	80.4
Other Resource Plays
Shallow Gas & Coalbed Methane	2.8	16.0	5%	23.9
Heavy Oil	2.8	11.5	3%	13.6
Horn River	(0.5)	12.5	3%	4.9
Weyburn Unit	3.3	14.0	4%	6.1
Conventional Resource Plays	7.4	28.8	8%	26.7
	15.8	82.8	23%	75.2
Drilling, Completions & Facilities	123.4	304.4	85%	155.6
Maintenance	7.5	41.0	11%	48.5
Land & Seismic Acquisitions	1.5	7.9	2%	7.4
Other	1.9	4.4	1%	5.2
Total Capital Expenditures	134.3	357.7	100%	216.7

(1)	Spending amounts reflect the activity for both operated and partner operated properties.

10	PENGROWTH 2010 Management’s Discussion & Analysis

Focus Areas

Swan Hills Trend

The Swan Hills Trend is a significant oil resource area where Pengrowth is a legacy landholder with an estimated 2.3 billion barrels of original oil in place. It is an extensive carbonate oil reservoir that is providing Pengrowth with many opportunities to put its expertise in horizontal drilling and multi-stage fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, House Mountain, and Deer Mountain.

Pengrowth’s operated Carson Creek production comes from two units: Carson Creek North Beaverhill Lake (BHL) Unit 1, which primarily produces oil, and the Carson Creek BHL Unit 1, which primarily produces liquids-rich gas. Pengrowth has been developing a new BHL gas pool, the Carson C Pool, where production averaged approximately 2,900 boe per day during the fourth quarter.

Seven horizontal wells (6.6 net wells) drilled in the Carson C Pool in 2010 were successfully multi-stage acid fractured and tested in the third and fourth quarters of 2010, adding on average approximately 750 boe per day of initial production per well. All seven wells were on production in early 2011 and total projected cost for this project is estimated at $30 million.

At House Mountain two BHL platform horizontal wells (2.0 net wells) were drilled during 2010 at an estimated drilling and completion cost of $10 million. Both wells were multi-stage acid fractured and tested in the third quarter at a five day initial rate of 350 boe per day and placed on production early in the fourth quarter.

At Deer Mountain Unit No 1, six horizontal wells (5.1 net wells) were drilled by the end of the fourth quarter; four of these wells were multi-stage acid fractured and tested, averaging 360 barrels of oil per day; the last two wells were completed in February 2011. Total capital spent in 2010 at Deer Mountain Unit No.1 was approximately $18 million.

Groundbirch

Pengrowth’s Groundbirch asset is our major Montney gas property which was acquired through the acquisition of Monterey Exploration Ltd. in 2010. This property provides Pengrowth access to a large resource with a long reserve life index with the potential of approximately 124 gross (107 net) additional drilling locations.

During the fourth quarter, construction was completed on a 28 mmcf per day gas plant. The plant went on production on December 18, 2010 and five wells were tied in. By achieving production before December 30, 2010, four wells qualify for a reduced royalty rate of two percent for the next twelve months. An additional five wells have been drilled and will be fractured in the first quarter of 2011. Approximately $37 million has been spent on the operations in the Groundbirch area, subsequent to September 15, 2010, of this approximately $7 million was spent on the construction of the gas plant.

Lindbergh Steam Assisted Gravity Drainage (“SAGD”) Project

Pengrowth's entry into operated SAGD operations resulted from the 2004 acquisition of our Lindbergh property. In 2010, a new leader was assigned to the Lindbergh Project and a team, sourced both internally and externally, was in place by the end of the fourth quarter. A detailed review and update on the Lindbergh project was completed, an amendment to the existing Lindbergh regulatory application and responses to outstanding Supplemental Information Requests by the regulators was completed and submitted to both the Energy Resources Conservation Board and Alberta Environment. Late in 2010, three observation wells were drilled for the SAGD pilot. Subject to regulatory approvals, it is anticipated that construction will begin in the third quarter of 2011 followed by first steam at the SAGD pilot in the first quarter of 2012.

Olds/Garrington

During 2010 two proof of concept programs were tested in order to define the resources in the Cardium and Viking formations. Nine wells (5.8 net wells) were drilled in this program, one of which was junked and abandoned. Six wells were on production by the end of 2010 and with their results being evaluated to define future development. Total spending on these two programs was approximately $25 million.

During 2010 four Elkton wells (3.3 net wells) were drilled in the Harmattan area for approximately $9 million. Initial production from the wells drilled early in the year was 800 boe per day. Results from this program are positive with additional locations scheduled for the first quarter of 2011.

2011 Capital Program

Pengrowth currently anticipates the 2011 capital program, excluding acquisitions, to be $400 million, an increase of 12 percent from 2010 total capital spending of $358 million. It is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Management believes that the capital guidance is an appropriate level of capital spending to replace a significant portion of production.

PENGROWTH 2010 Management’s Discussion & Analysis	11

RESERVES AND PERFORMANCE MEASURES

Reserves – Company Interest

Reserves Summary	2010	2009	2008
Proved Reserves
Drill + Revisions (mmboe) for the year	20.5	11.3	17.6
Net Acquisitions (mmboe) for the year	11.2	(0.9)	6.4
Total Proved Reserves at period end	221.0	216.6	235.2
Proved Reserve replacement ratio excluding acquisitions	75%	39%	59%
Proved Reserve replacement ratio including acquisitions	116%	36%	80%
Proved plus Probable Reserves (P+P)
Drill + Revisions (mmboe) for the year	27.1	2.6	23.9
Net Acquisitions (mmboe) for the year	22.8	(1.3)	9.7
Total Proved plus Probable Reserves at period end	318.4	295.7	323.5
P+P Reserve replacement ratio excluding acquisitions	99%	9%	80%
P+P Reserve replacement ratio including acquisitions	183%	4%	112%

Pengrowth reported year-end proved reserves of 221.0 mmboe and proved plus probable reserves of 318.4 mmboe for 2010 compared to 216.6 mmboe and 295.7 mmboe, respectively at year end 2009. During 2010, Pengrowth’s development and optimization activities resulted in the addition of 20.5 mmboe of Proved Reserves and 27.1 mmboe of Total Proved plus Probable Reserves including revisions. Acquisitions net of some minor dispositions in 2010 also added 11.2 mmboe of Proved Reserves and 22.8 mmboe of total proved plus probable reserves. The reserve additions in 2010 resulted in a reserve replacement ratio of 99 percent for total proved plus probable reserves excluding acquisitions, and 183 percent including acquisitions.

Further details of Pengrowth’s 2010 year-end reserves, F&D and FD&A calculations are provided in the AIF which is filed on SEDAR (www.sedar.com) or the 40-F filed on Edgar (www.sec.gov).

Performance Measures

Finding & Development Costs & Recycle Ratio	2010	2009	2008	3 yr average
Excluding Acquisitions (F&D)
Excluding Changes in FDC
Recycle Ratio (1)	2.17	0.32	2.14	1.69
F&D costs per boe	$12.15	$78.46	$16.27	$17.17
Including Changes in FDC
Recycle Ratio (1)	1.72	0.82	1.46	1.46
F&D costs per boe	$15.32	$30.81	$23.82	$19.85
Including Acquisitions (FD&A)
Excluding Changes in FDC
Recycle Ratio (2)	1.80	0.17	2.25	1.70
FD&A costs per boe – proved plus probable	$14.61	$151.45	$15.47	$17.04
Including Changes in FDC
Recycle Ratio (2)	1.43	0.44	1.65	1.44
FD&A costs per boe – proved plus probable	$18.46	$57.16	$21.13	$20.11

(1)	Recycle Ratio is calculated as operating netback per boe divided by F&D costs per boe based on proved plus probable reserves.

(2)	Recycle Ratio is calculated as operating netback per boe divided by FD&A costs per boe based on proved plus probable reserves.

The 2010 total proved plus probable finding and development cost (F&D), including changes in future development capital, were $15.32 per boe, a 50 percent decrease from the 2009 F&D cost per boe. The improvement year over year illustrates Pengrowth’s ability to create efficiencies through the drill bit by focusing on the development of repeatable resource plays in such areas as the Swan Hills Trend and at the newly acquired Groundbirch area. In addition, the 2009 F&D cost per boe was higher than Pengrowth’s historic average largely due to the impact of the 2009 reserve revisions.

12	PENGROWTH 2010 Management’s Discussion & Analysis

Recycle ratio is an important performance measure in assessing investment profitability and provides a comparison to our competitors. Pengrowth’s operating results and capital program in 2010 yielded a recycle ratio, excluding acquisition and including changes in FDC, of 1.72 and on a three year average was 1.46. The three year average recycle ratio was impacted by the 2009 reserve revisions while the 2010 recycle ratio reflects the lower F&D cost per boe.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves per debt adjusted share. The trend over the last three years for production per debt adjusted share has been relatively flat while reserves per debt adjusted share has improved in 2010, demonstrating Pengrowth’s ability to replace production with reserve adds from development activities.

Performance Measures	2010	2009	2008
Production per debt adjusted share (boe/share) (1)	0.07	0.08	0.07
Reserves per debt adjusted share (boe/share) (1)	0.78	0.74	0.76

(1)	Debt adjusted shares equals the shares outstanding plus the number of shares needed to retire all total long term debt at the year-end share price.

ACQUISITIONS & DISPOSITIONS

On September 15, 2010, Pengrowth successfully completed the acquisition of Monterey for total consideration of $445 million (see Note 4 to the financial statements for additional details of this transaction). This acquisition has provided Pengrowth with 21.0 gross (19.0 net) sections at Groundbirch in northeast British Columbia, a highly prospective Montney focused resource asset.

During the first quarter of 2010, Pengrowth completed the disposition of various gross overriding royalty interests. Proceeds of the disposition were approximately $38.4 million net of adjustments. Proceeds from this disposition were used for debt repayment.

PRODUCTION

	Three months ended						Twelve months ended
Daily production	Dec 31, 2010	% of total	Sept 30, 2010	% of total	Dec 31, 2009	% of total	Dec 31, 2010	% of total	Dec 31, 2009	% of total
Light crude oil (bbls)	21,762	29	20,967	29	21,948	28	21,743	29	22,841	29
Heavy oil (bbls)	6,673	9	6,585	9	7,235	9	6,789	9	7,551	9
Natural gas (mcf)	218,044	48	217,712	50	232,682	50	219,302	49	237,217	50
Natural gas liquids (bbls)	10,177	14	8,867	12	9,564	13	9,611	13	9,590	12
Total boe per day	74,953		72,704		77,529		74,693		79,518

Average daily production increased three percent in the fourth quarter of 2010 compared to the third quarter of 2010. Fourth quarter volumes were positively affected by production from the Monterey assets acquired in mid-September and the start-up of Groundbirch production in mid-December. Also positively impacting the fourth quarter was production from development activities, particularly Swan Hills trend production at Deer Mountain, House Mountain, and new production at Olds/Garrington. Optimization work completed at various field sites also had a positive impact. Also impacting the quarter were unplanned production outages in Quirk Creek, Sable Offshore Energy Project (“SOEP”) and Olds. Both fourth quarter and full year production decreased as a result of minor property dispositions, unscheduled production outages and production declines.

Pengrowth’s 2011 capital program should allow us to maintain average daily production volumes of between 74,000 and 76,000 boe per day. The capital program is expected to deliver new production that is split 80 percent crude oil and liquids and 20 percent natural gas and is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. Overall, Pengrowth’s production is projected to remain balanced at approximately 50 percent natural gas and 50 percent crude oil and liquids. The 2011 estimate excludes production from any potential future acquisitions and dispositions.

Light Crude Oil

Fourth quarter light crude oil production increased approximately four percent from the third quarter of 2010. This increase is mainly attributable to new Swan Hills trend production starting from new wells at Deer Mountain, House Mountain and new production at Olds/Garrington. Optimization and the resumption of production following third quarter turnaround activity also impacted production.

PENGROWTH 2010 Management’s Discussion & Analysis	13

The one percent decrease in light crude oil in the current quarter compared to the fourth quarter of 2009, is a result of production declines, partially offset by the development work mentioned above, the late 2009 acquisition of an additional working interest in House Mountain Unit #1, and additional production from well optimizations, particularly in the Jenner and Bantry areas. The year-over-year decrease of approximately five percent is a result of increased planned maintenance shutdown work in 2010, particularly the Judy Creek turnaround.

Heavy Oil

Heavy oil production increased approximately one percent in the fourth quarter of 2010 compared to the third quarter of 2010. This increase is attributable to volumes back on production after third quarter planned maintenance shutdowns at Bodo and Tangleflags, offset by production declines.

The eight percent decrease between the fourth quarters of 2010 and 2009 and the ten percent decrease year-over-year is attributable to production declines due to reduced capital investment during 2009, second quarter power outages in 2010 and increased downtime from surface and sub-surface maintenance work at partner operated Tangleflags.

Natural Gas

Natural gas production increased marginally in the fourth quarter compared to the third quarter of 2010. Included in the fourth quarter are a full three months of production from the Monterey acquisition, successful optimization work in the Princess area and approximately two weeks of initial production from Groundbirch. These additional volumes were partially offset by production declines and unscheduled maintenance at Olds, SOEP and Quirk Creek.

Production volumes were lower by approximately six percent comparing the fourth quarter of 2010 with the same quarter in 2009. The decrease is attributable to non-core gas focused asset dispositions in late 2009, scheduled and unscheduled downtime previously mentioned and natural declines. Partially offsetting these declines were production from the acquisition of Monterey, liquid rich gas development in the Harmattan area and the start-up of Groundbirch.

Production volumes decreased approximately eight percent comparing the full year of 2010 to the same period of 2009. These decreases are a result of the previously mentioned property divestitures and production declines. Partially offsetting the decreases are additional production volumes from development and optimization activity in Carson Creek, the previously mentioned development program at Harmattan and the volumes added from the acquisition of Monterey.

NGLs

NGL production increased approximately 15 percent in the fourth quarter of 2010 compared to the third quarter of 2010 and six percent comparing fourth quarter 2010 with the same period of 2009. The increase in both time periods is a result of lower miscible flood demand resulting in higher sales at Judy Creek and additional production from new liquids rich horizontal gas wells in Carson Creek C pool which came on stream mid-way through the third quarter 2010.

NGL volumes remained relatively flat comparing full year 2010 with full year 2009 with the increased NGL production at Carson Creek and Harmattan offset by lower sales volumes at Judy Creek resulting from the previously mentioned turnaround and reduced third party demand for miscible flood injectants plus production declines.

14	PENGROWTH 2010 Management’s Discussion & Analysis

COMMODITY PRICE

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Light crude oil (per bbl)	77.37	72.18	74.37	74.89	63.94
after realized commodity risk management	74.98	73.93	75.79	75.04	72.36
Heavy oil (per bbl)	60.42	57.80	62.16	60.22	52.72
Natural gas (per mcf)	3.68	3.56	4.28	4.08	3.97
after realized commodity risk management	4.87	4.67	5.45	5.00	5.14
Natural gas liquids (per bbl)	56.74	53.55	54.52	56.99	42.12
Total per boe	46.25	43.24	46.44	46.59	40.29
after realized commodity risk management	49.01	47.07	50.35	49.34	46.19
Other production income	0.39	0.40	0.02	0.30	0.08
Total oil and gas sales per boe	49.40	47.47	50.37	49.64	46.27
Benchmark prices
WTI oil (U.S.$ per bbl)	85.24	76.21	76.13	79.61	62.09
AECO spot gas (Cdn$ per mmbtu)	3.61	3.54	4.61	3.99	3.99
NYMEX gas (U.S.$ per mmbtu)	3.98	4.23	4.93	4.38	4.16
Currency (U.S.$/Cdn$)	0.99	0.96	0.95	0.97	0.88

The WTI benchmark crude oil prices increased significantly in 2010, averaging U.S. $79.61 per bbl compared to an average price of $62.09 per bbl in 2009. On a year over year basis, Pengrowth’s average realized price, after risk management activities increased approximately seven percent from last year mainly as a result of higher benchmark crude prices in 2010.

U.S. based NYMEX natural gas benchmark prices started 2010 on a strong note with prices rallying above U.S. $5.00 per mmbtu as below normal temperatures across much of the consuming eastern U.S. and improved demand help support the early price rally. However, prices weakened as the year progressed and continued to experience downward pressure for much of the year. NYMEX gas prices averaged U.S. $4.38 per mmbtu in 2010, a slight improvement from 2009 average prices of U.S. $4.16 per mmbtu.

In Canada, the AECO spot market continued to trade at a discount to the NYMEX benchmark. The strengthening Canadian dollar together with U.S. production growth, an abundance of natural gas in Canadian storage and reduced Canadian exports to the U.S. have contributed to a wider basis for AECO compared to the NYMEX natural gas price. Our corporate realized natural gas price after risk management activities was $5.00 per mmbtu in 2010, an approximate three percent decrease over 2009 realized prices of $5.14 per mmbtu due to a lower hedged gas price in 2010.

Pengrowth’s average realized price was $49.01 per boe in the fourth quarter 2010, a four percent increase from the third quarter 2010 and a three percent decrease over the fourth quarter of 2009. Benchmark prices increased in the fourth quarter compared to the third quarter contributing to higher average prices for oil and natural gas.

The Canadian dollar strengthened significantly versus its U.S. counterpart in 2010 averaging $0.97 (U.S.$/Cdn$) compared to $0.88 (U.S.$/Cdn$) in 2009. A stronger outlook on the Canadian economy coupled with improved pricing for major commodities were the primary contributors to the surge in the Canadian dollar.

PENGROWTH 2010 Management’s Discussion & Analysis	15

Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Realized
Light crude oil ($ millions)	(4.8)	3.4	2.9	1.2	70.2
Light crude oil ($ per bbl)	(2.39)	1.75	1.42	0.15	8.42
Natural gas ($ millions)	23.9	22.3	25.0	73.9	101.0
Natural gas ($ per mcf)	1.19	1.11	1.17	0.92	1.17
Combined ($ millions)	19.1	25.7	27.9	75.1	171.2
Combined ($ per boe)	2.76	3.83	3.91	2.75	5.90
Unrealized
Total unrealized risk management (liabilities) assets at period end ($ millions)	(2.1)	50.4	(9.0)	(2.1)	(9.0)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	50.4	51.3	31.1	(9.0)	164.7
Unrealized (loss) gain on risk management contracts	(52.5)	(0.9)	(40.1)	6.9	(173.7)

As part of the risk management strategy, Pengrowth uses forward price swaps to manage exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Despite liquid commodity prices remaining strong through 2010, natural gas prices remained lower than the average price achieved through our commodity risk management activities, resulting in a combined realized commodity risk management gain of $19.1 million compared to gains of $25.7 million and $27.9 million in the third quarter of 2010 and fourth quarter of 2009, respectively.

On a year over year basis, average realized prices increased approximately seven percent from the same period last year as a result of higher crude oil prices. The risk management activities resulted in a realized gain of $73.9 million compared to $101.0 million in 2009, for natural gas, whereas the realized gains for light crude were much lower at $1.2 million versus $70.2 million last year.

The change in fair value of the forward contracts between periods affects net income through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the contracted fixed price to the forward price curve at each period end.

The change in the forward price curve at the end of the fourth quarter compared to the third quarter of 2010 plus fourth quarter settlements resulted in an unrealized commodity risk management loss of approximately $52.5 million. For the same period last year, the change in the forward price curve resulted in an unrealized risk management loss of $40.1 million.

For the full year of 2010, the unrealized commodity risk management gain of $6.9 million primarily reflects a weaker natural gas forward price curve from year end 2009. In contrast, through 2009 an unrealized commodity risk management loss of $173.7 million was recorded as a result of an increase in the crude oil forward price curve.

16	PENGROWTH 2010 Management’s Discussion & Analysis

As of December 31, 2010, the following commodity risk management contracts were in place:

Crude Oil:
Reference Point	Volume (bbl/d)	Remaining Term	Price per bbl (2)
Financial:
WTI (1)	12,000	Jan 1, 2011 - Dec 31, 2011	$87.87
WTI (1)	5,000	Jan 1, 2012 - Dec 31, 2012	$91.04

Natural Gas:
Reference Point	Volume (mmbtu/d)	Remaining Term	Price per mmbtu (2)
Financial:
AECO	45,021	Jan 1, 2011 - Dec 31, 2011	$5.60
Chicago MI (1)	5,000	Jan 1, 2011 - Dec 31, 2011	$6.78

Power:
Reference Point	Volume (MW)	Remaining Term	Price per MW (2)
Financial:
AESO	25	Jan 1, 2011 - Dec 31, 2011	$46.34

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

(2)	All prices are referenced in Canadian dollars

Based on our 2011 production forecast the above contracts represent approximately 32 percent of total liquids volumes at an average price of $87.87 per bbl and 22 percent of natural gas volumes at $5.71 per mmbtu. The power contract represents approximately 25 percent of estimated 2011 consumption.

Each $1 per barrel change in future oil prices results in approximately $6.2 million pre-tax change in the value of the crude contracts, while each $0.25 per mmbtu change in future natural gas prices results in approximately $4.6 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects reported net income through the unrealized amounts recorded in the statement of income during the period. The effect on cash flow will be recognized separately only upon settlement of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2010, future revenue and cash flow would be $2.1 million lower than that otherwise achievable if the contracts were not in place based on the estimated fair value of the risk management asset at period end. The $2.1 million net liability is composed of a net asset of $4.6 million relating to contracts expiring within one year and a liability of $6.7 million relating to contracts expiring beyond one year. Pengrowth fixes the Canadian dollar exchange rate at the same time it swaps U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.

Each $1 per MW change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value in the income statement as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate, however these non-cash amounts do not impact Pengrowth’s operating cash flow. Realized commodity risk management gains or losses are recorded in oil and gas sales on the income statement and impacts cash flow at that time.

In accordance with policies approved by the Board of Directors, Pengrowth may sell forward its production by product volume or power consumption as follows:

Percent of Monthly Company Interest Production	Forward Period
Up to 65%	1 - 12 Months
Up to 45%	13 - 24 Months
Up to 30%	25 - 36 Months

PENGROWTH 2010 Management’s Discussion & Analysis	17

Each commodity risk management transaction for natural gas or crude oil shall not exceed 20,000 mmbtu per day and 2,500 bbls per day respectively. Each power consumption risk management transaction shall not exceed 25 MW.

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product to the overall sales revenue inclusive of realized commodity risk management activity.

	Three months ended						Twelve months ended
Sales Revenue ($ millions except percentages)	Dec 31, 2010	% of total	Sept 30, 2010	% of total	Dec 31, 2009	% of total	Dec 31, 2010	% of total	Dec 31, 2009	% of total
Light crude oil	150.1	44	142.6	45	153.0	43	595.5	44	603.2	45
Natural gas	97.6	29	93.5	29	116.8	33	400.4	30	444.8	33
Natural gas liquids	53.1	16	43.7	14	47.9	13	199.9	15	147.4	11
Heavy oil	37.1	11	35.0	11	41.4	11	149.2	11	145.3	11
Brokered sales/sulphur	2.8	–	2.7	1	0.2	–	8.3	–	2.5	–
Total oil and gas sales	340.7		317.5		359.3		1,353.3		1,343.2

Price and Volume Analysis

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the fourth quarter of 2010 compared to the fourth quarter of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended December 31, 2009	153.0	116.8	47.9	41.4	0.2	359.3
Effect of change in product prices	6.0	(12.4)	2.1	(1.1)	–	(5.4)
Effect of change in sales volumes	(1.3)	(5.8)	3.1	(3.2)	–	(7.2)
Effect of change in realized commodity risk management activities	(7.7)	(1.1)	–	–	–	(8.8)
Other	0.1	0.1	–	–	2.6	2.8
Quarter ended December 31, 2010	150.1	97.6	53.1	37.1	2.8	340.7

(1)	Primarily sulphur sales

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the full year of 2010 compared to same period of 2009.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Year ended December 31, 2009	603.2	444.8	147.4	145.3	2.5	1,343.2
Effect of change in product prices	86.9	9.0	52.2	18.6	–	166.7
Effect of change in sales volumes	(25.6)	(26.0)	0.3	(14.7)	–	(66.0)
Effect of change in realized commodity risk management activities	(68.9)	(27.1)	–	–	–	(96.0)
Other	(0.1)	(0.3)	–	–	5.8	5.4
Year ended December 31, 2010	595.5	400.4	199.9	149.2	8.3	1,353.3

(1)	Primarily sulphur sales

18	PENGROWTH 2010 Management’s Discussion & Analysis

ROYALTY EXPENSE

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Royalty expense	60.9	55.3	71.0	252.7	207.6
$ per boe	8.83	8.26	9.95	9.27	7.15
Royalties as a percent of sales	17.9%	17.4%	19.7%	18.7%	15.5%
Royalties as a percent of sales excluding realized risk management contracts	18.9%	18.9%	21.4%	19.8%	17.7%

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on revenue before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of revenue and therefore affect royalty rates as a percentage of sales. Fourth quarter royalty rates remained steady compared to the third quarter of 2010. Royalty incentives for new wells at Carson Creek positively affected the royalty rate comparing the fourth quarters of 2010 and 2009. Higher liquid commodity prices through 2010 is the main factor impacting the royalty rate compared to 2009 where liquids commodity prices were lower and therefore benefited from changes to the Alberta royalty regime that became effective January 1, 2009.

Royalty expense for 2011 is forecasted to be approximately 20 percent of Pengrowth’s sales excluding the impact of risk management contracts.

OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Operating expenses(1)	108.8	84.9	94.0	371.7	384.4
$ per boe	15.77	12.69	13.18	13.63	13.24

(1)	Prior period restated to conform to presentation in the current period.

Operating expenses in the fourth quarter of 2010 were approximately 28 percent higher than the third quarter of 2010 (24 percent on a per boe basis). During the fourth quarter, operations teams increased maintenance activities in areas with winter only access (approximately $5 million) and were able to accelerate one time proactive maintenance work (approximately $4 million). In addition, fourth quarter operating expenses were impacted by continued subsurface and optimization activity particularly at Judy Creek (approximately $4 million), higher power costs (approximately $3 million), a prior period operating expense settlement in Fenn Big Valley (approximately $3 million), and additional operating costs from the conventional properties acquired with Monterey (approximately $2 million).

Fourth quarter 2010 operating costs compared to the fourth quarter of 2009 increased 16 percent (20 percent on a per boe basis) primarily attributable to higher power costs in the current quarter and unfavourable prior period adjustments stemming from previous property acquisitions. Continued effort in overall expense reduction coupled with the absence of unfavourable prior period adjustments experienced in 2009, resulted in lower operating expenses on a year-over-year basis.

2011 operating expenses are forecast to be $370 million or $13.54 per boe. Power costs are approximately 40 percent of Pengrowth’s operating costs. Pengrowth expects that power costs will remain essentially flat when compared to 2010 and will continue to actively manage these costs through its power shedding and risk management programs.

PROCESSING AND OTHER INCOME

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Processing & other income(1)	5.8	4.4	4.1	20.6	18.8
$ per boe	0.84	0.65	0.58	0.76	0.65

(1)	Prior period restated to conform to presentation in the current period.

PENGROWTH 2010 Management’s Discussion & Analysis	19

Processing and other income is derived from sales of casinghead gas, fees charged for processing and gathering third party gas, road use, and oil and water processing. Income increased in the fourth quarter of 2010 due to higher road use income and casinghead sales being recorded. Casinghead sales increased during the fourth quarter and for the full year of 2010 from additional development activity at Carson Creek.

This income primarily represents the partial recovery of operating expenses reported separately.

NET OPERATING EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Net operating expenses(1)	103.0	80.5	89.9	351.1	365.6
$ per boe	14.93	12.04	12.60	12.87	12.59

(1)	Prior period restated to conform to presentation in the current period.

Included in the table above are operating expenses net of processing and other income.

TRANSPORTATION COSTS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Light oil transportation	1.9	2.0	1.2	7.3	4.7
$ per bbl	0.92	1.05	0.58	0.92	0.56
Natural gas transportation	2.4	1.5	2.9	8.5	8.8
$ per mcf	0.12	0.08	0.14	0.11	0.10

The increase in light oil transportation comparing the fourth quarters and full years of 2010 and 2009 is mainly attributable to trucking of sales quality NGLs from Carson Creek to the sales point at Whitecourt. Impacting natural gas transportation in the fourth quarter are additional costs incurred from volumes associated with the Monterey acquisition and the non-recurrence of a favorable third quarter adjustment.

Pengrowth incurs transportation costs for its natural gas production once the product enters a pipeline at a title transfer point. Pengrowth also incurs transportation costs on its oil production that includes clean oil trucking charges and pipeline costs up to the custody transfer point. The transportation cost is dependent upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 75 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.

AMORTIZATION OF INJECTANTS FOR MISCIBLE FLOODS

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Purchased and capitalized	0.3	2.1	4.9	9.3	13.3
Amortization	3.0	3.5	4.4	15.1	20.0

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The costs of purchased injectants are amortized over a 24 month period. As of December 31, 2010, the balance of unamortized injectant costs was $ 10.0 million.

The amount of injectants purchased and capitalized in the fourth quarter of 2010 was lower than the third quarter of 2010 and fourth quarter of 2009 due to timing and the requirements of this program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

20	PENGROWTH 2010 Management’s Discussion & Analysis

OPERATING NETBACKS

There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Pengrowth’s operating netbacks have been calculated by taking GAAP balances directly from the income statement and dividing by production. Certain assumptions have been made in allocating operating expenses, processing and other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.

Pengrowth recorded an average operating netback of $24.58 per boe in the fourth quarter of 2010 compared to $26.12 per boe in the third quarter of 2010 and $26.63 per boe for the fourth quarter of 2009. The decrease in the netback in the fourth quarter of 2010 compared to the third quarter of 2010 and the fourth quarter of 2009 is primarily due to higher operating costs. For the full year of 2010, operating netbacks were higher than in 2009 as a result of higher net revenues.

The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

	Three months ended			Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales (after commodity risk management)	49.40	47.47	50.37	49.64	46.27
Processing and other income (1)	0.84	0.65	0.58	0.76	0.65
Royalties	(8.83)	(8.26)	(9.95)	(9.27)	(7.15)
Operating expenses (1)	(15.77)	(12.69)	(13.18)	(13.63)	(13.24)
Transportation costs	(0.62)	(0.53)	(0.57)	(0.58)	(0.46)
Amortization of injectants	(0.44)	(0.52)	(0.62)	(0.55)	(0.69)
Operating netback(1)	24.58	26.12	26.63	26.37	25.38

	Three months ended			Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Sales price (after commodity risk management)	74.98	73.93	75.79	75.04	72.36
Other production income	0.71	0.94	0.23	0.61	0.32
Oil & gas sales	75.69	74.87	76.02	75.65	72.68
Processing and other income	0.60	0.34	0.46	0.47	0.71
Royalties	(17.32)	(15.04)	(17.35)	(17.32)	(13.65)
Operating expenses (1)	(18.81)	(14.01)	(17.86)	(16.39)	(16.38)
Transportation costs	(0.92)	(1.05)	(0.58)	(0.92)	(0.56)
Amortization of injectants	(1.52)	(1.81)	(2.19)	(1.90)	(2.40)
Operating netback (1)	37.72	43.30	38.50	39.59	40.40

	Three months ended			Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales	60.42	57.80	62.16	60.22	52.72
Processing and other income (2)	0.63	1.20	(0.84)	0.19	0.53
Royalties	(11.25)	(9.89)	(12.81)	(11.84)	(8.91)
Operating expenses (1)	(16.86)	(17.22)	(12.01)	(15.95)	(14.35)
Operating netback (1)	32.94	31.89	36.50	32.62	29.99

	Three months ended			Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Sales price (after commodity risk management)	4.87	4.67	5.45	5.00	5.14
Other production income	0.06	0.04	(0.01)	0.04	–
Oil & gas sales	4.93	4.71	5.44	5.04	5.14
Processing and other income (1)	0.21	0.15	0.18	0.20	0.13
Royalties	(0.31)	(0.45)	(0.58)	(0.42)	(0.31)
Operating expenses (1)	(2.39)	(1.88)	(1.85)	(2.01)	(1.91)
Transportation costs	(0.12)	(0.08)	(0.14)	(0.11)	(0.10)
Operating netback (1)	2.32	2.45	3.05	2.70	2.95

	Three months ended			Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Oil & gas sales	56.74	53.55	54.52	56.99	42.12
Royalties	(13.97)	(13.77)	(17.06)	(14.80)	(12.08)
Operating expenses (1)	(13.56)	(12.02)	(11.78)	(12.17)	(12.23)
Operating netback (1)	29.21	27.76	25.68	30.02	17.81

(1)	Prior period restated to conform to presentation in the current period.

(2)	Heavy oil processing and other income includes a prior period adjustment for processing income at Tangleflags.

PENGROWTH 2010 Management’s Discussion & Analysis	21

INTEREST AND FINANCING CHARGES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Interest and Financing charges	19.6	17.0	18.3	70.5	80.3

At December 31, 2010, Pengrowth had long term debt outstanding of $1,024.4 million the majority of which is denominated in foreign currency and $22.0 million in bank indebtedness. Of this, 94 percent is fixed at a weighted average interest rate of 6.2 percent, with the remaining six percent subject to floating rates which are presently three percent. The reduction in interest expense in 2010 compared to 2009 reflects the significant strengthening of the Canadian dollar and the decrease in outstanding indebtedness achieved over the past year and the redemption of the Convertible Unsecured Debentures.

Relative to the third quarter 2010, interest and financing charges increased $2.6 million due to fees related to the renewal of the credit facility and the resulting adjustment of its fee structure to current market rates.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Cash G&A expense	12.1	10.7	14.7	46.3	54.1
$ per boe	1.76	1.60	2.06	1.70	1.86
Non-cash G&A expense	(1.0)	0.3	(0.6)	4.6	8.1
$ per boe	(0.16)	0.04	(0.08)	0.17	0.28
Total G&A	11.1	11.0	14.1	50.9	62.2
$ per boe	1.61	1.63	1.98	1.87	2.14

The cash component of general and administrative (G&A) expenses increased $1.4 million in the fourth quarter of 2010 compared to the third quarter of 2010 mainly attributable to legal fees, the special trust unitholders’ meeting and other costs incurred related to the corporate conversion. In comparing to the same periods of 2009, a shift in focus for the corporation in 2010 coupled with cost control initiatives led to expense savings in a number of areas including third party consulting fees and legal fees related to business development activities.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (LTIP) see Note 13 to the financial statements. The compensation costs associated with these plans are expensed over the applicable vesting period. The decrease in the fourth quarter and for the full year of 2010 was primarily due to a change in the estimated performance multiplier on the 2008 Deferred Entitlement Unit grant vesting in the first quarter of 2011 (this change in estimate impacted non-cash G&A approximately $5.3 million year-over-year).

Total G&A costs are expected to increase for 2011 to $2.69 per boe when compared to full year 2010 of $1.87 per boe. Included in Pengrowth's 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe compared to $0.17 per boe in 2010.

RELATED PARTY TRANSACTIONS

The management agreement with Pengrowth Management Limited (“the Manager”) expired on June 30, 2009. No fees to the Manager have been incurred subsequent to the second quarter of 2009, where the total amount paid was $2.8 million.

A senior officer of the Corporation was a member of the Board of Directors of Monterey, a company that Pengrowth acquired in September 2010 (see Note 4 to the financial statements).

OTHER EXPENSE (INCOME)

Included in other income and expenses for the full year of 2010 is a $16.7 million gain composed of a $5.4 million gain realized on purchasing drilling credits from a third party, and an $11.3 million gain resulting from a property disposition where the proceeds received consisted of $17.0 million of drilling credits.

22	PENGROWTH 2010 Management’s Discussion & Analysis

GAIN ON EQUITY INVESTMENT

Pengrowth completed an acquisition of Monterey on September 15, 2010 as described in Note 4 of the consolidated financial statements. Under the new accounting guidance for business combinations, Pengrowth was required to fair value it’s previously held equity investment in Monterey and as a result, a non-cash gain of $73.8 million arising from the difference between the fair value and the book value of this investment prior to the acquisition was recorded in the consolidated statements of income. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

TAXES

Future Income Taxes

Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the year ended December 31, 2010, Pengrowth recorded a future tax reduction of $44.8 million. The future income tax reduction includes approximately $77.6 million related to taxable income earned by the Trust where both the income tax and future tax liabilities are the responsibility of the trust unitholders, offset by temporary differences relating to unrealized risk management gains. See Note 11 to the financial statements for additional information.

FOREIGN CURRENCY GAINS & LOSSES

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Unrealized foreign exchange gain (loss) on translation of U.S. dollar denominated debt	31.0	32.1	17.1	50.7	144.5
Unrealized foreign exchange gain (loss) on translation of U.K. pound sterling denominated debt	3.3	(1.3)	0.6	7.4	3.8
	34.3	30.8	17.7	58.1	148.3
Unrealized (loss) gain on foreign exchange risk management contract on U.K. pound sterling denominated debt	(4.5)	(0.2)	0.4	(8.1)	0.9
Total Unrealized foreign exchange gain	29.7	30.6	18.1	49.9	149.2
Realized foreign exchange gain (loss)	–	0.5	(0.1)	(2.1)	0.5

The total unrealized foreign exchange gain in the fourth quarter was $29.7 million compared to an unrealized foreign exchange gain of $30.6 million and $18.1 million in the third quarter 2010 and fourth quarter 2009, respectively. The primary source of Pengrowth’s unrealized foreign exchange gains and losses is attributed to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one quarter end to another. The unrealized foreign exchange gain this quarter was mainly the result of an increase in the closing exchange rate of the Canadian dollar to U.S. dollar since September 30, 2010.

As some realized commodity prices are derived from U.S. denominated benchmarks, a weaker U.S. dollar negatively impacts oil and gas revenues. To mitigate this, Pengrowth elects to hold a portion of its long term debt in U.S. dollars as a natural hedge. Therefore, a decline in revenues as a result of foreign exchange fluctuations will be partially offset by a reduction in U.S. dollar interest expense.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2010	Sept 30, 2010	Dec 31, 2009	Dec 31, 2010	Dec 31, 2009
Depletion and depreciation	132.4	128.8	144.3	529.4	591.4
$ per boe	19.20	19.25	20.23	19.42	20.38
Accretion	5.7	5.8	7.1	23.0	27.7
$ per boe	0.83	0.87	1.00	0.84	0.95

PENGROWTH 2010 Management’s Discussion & Analysis	23

Depletion and depreciation of property, plant and equipment is calculated using the unit of production method based on total proved reserves. Depletion and depreciation expense decreased ten percent year over year as a result of lower production volumes and lower cost reserve additions in 2010. On a per boe basis, the depletion cost was relatively flat in the fourth quarter of 2010 compared to the third quarter of 2010, however higher production volumes yielded a slightly higher depletion and depreciation expense in the fourth quarter. The prior year depletion and depreciation also reflects the impact of 2009 reserve negative revisions which increased the depletion rate per boe.

Pengrowth’s Asset Retirement Obligations (ARO) liability is increased for the passage of time (unwinding of the discount) through a charge to earnings that is referred to as accretion. Accretion is charged to net income over the lifetime of the producing oil and gas assets. Accretion expense decreased year over year and in the fourth quarter of 2010 compared to the same period last year as a result of reductions to the ARO liability at the end of 2009 and in the latter part of this year. The reduction to the ARO liability in 2010 were due to changes in the inflation rate assumption used in the calculation from two percent per annum to one and one half percent per annum and changes to the estimated timing of abandonment and reclamation. Management reviews the cost estimates and timing assumptions related to the ARO liability at least annually which may result in a revision to the ARO liability.

CEILING TEST

Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flow expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flow is estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at December 31, 2010 and 2009.

ASSET RETIREMENT OBLIGATIONS

The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location.

For the year ended December 31, 2010 Pengrowth’s ARO liability decreased $29.3 million, including a revision of approximately $42 million. The revision was primarily a result of changes to the inflation rate from two percent per annum to one and one half percent per annum and changes to the timing of future abandonment, reclamation and remediation work. The inflation rate is based on current expectations and experience. The change in estimate was made on a prospective basis; a corresponding adjustment was made to the related asset. Pengrowth has estimated the net present value of its total ARO to be $260 million as at December 31, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $1.8 billion (December 31, 2009 – $2.0 billion). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2041 and 2061. A credit adjusted risk free rate of eight percent was used to calculate the net present value of the ARO.

REMEDIATION TRUST FUNDS AND REMEDIATION AND ABANDONMENT EXPENSE

During 2010, Pengrowth contributed $7.6 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $42.1 million at December 31, 2010.

Every five years Pengrowth must evaluate the value of the assets in the Judy Creek remediation trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.

As a working interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.

Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. Through December 31, 2010, Pengrowth spent $20.9 million on abandonment and reclamation (December 31, 2009 – $18.0 million). Pengrowth expects to spend approximately $19 million in 2011 on reclamation and abandonment, excluding contributions to remediation trust funds and orphan well levies from the Alberta Energy Resources Conservation Board.

24	PENGROWTH 2010 Management’s Discussion & Analysis

CLIMATE CHANGE PROGRAMS

Since becoming effective July 1, 2007, Alberta regulates GHG emissions under the Climate Change and Emissions Management Act, the Specified Gas Reporting Regulation (the “SGRR”), which imposes GHG emissions reporting requirements, and the Specified Gas Emitters Regulation (the “SGER”) which imposes GHG emissions limits. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively, these facilities have reduced emissions by approximately 29 percent from the base line emissions (2009 data). This reduction exceeds current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth may experience additional annual costs of as much as $0.5 million for the acquisition of credits relating to the facilities to meet future baseline requirements. For further information, see Pengrowth’s AIF. Pengrowth is waiting on additional information from other jurisdictions to assess the impact it will have on its operations.

GOODWILL

As at December 31, 2010, Pengrowth had a recorded goodwill amount of $712.7 million. The $51 million increase in goodwill in the current period is due to the acquisition of Monterey.

In accordance with GAAP, the goodwill balance must be assessed for impairment at least annually or more frequently if events or changes in circumstances indicate that the balance might be impaired. If such impairment exists, it would be charged to income in the period in which the impairment occurs. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2010.

WORKING CAPITAL

The working capital deficiency decreased at December 31, 2010 by $125.4 million compared to December 31, 2009. The change in working capital is primarily attributable to the maturity of the U.S. $150 million term notes on April 23, 2010. The repayment of the U.S. term notes was financed with the issuance of new U.S. dollar term notes in May 2010.

FINANCIAL RESOURCES AND LIQUIDITY

As at ($ thousands) :	Dec 31, 2010	Dec 31, 2009	Change
Term credit facilities	$39,000	$60,000	$(21,000)
Senior unsecured notes (1)	985,367	847,599	137,768
Current portion of long term debt	–	157,546	(157,546)
Convertible debentures	–	74,828	(74,828)
Total outstanding debt	1,024,367	1,139,973	(115,606)
Working capital deficiency excluding current portion of long term debt	91,629	59,461	32,168
Total debt including convertible debentures	$1,115,996	$1,199,434	$(83,438)
Total debt excluding convertible debentures	$1,115,996	$1,124,606	$(8,610)

Years Ended	Dec 31, 2010	Dec 31, 2009	Change
Net income	$230,257	$84,853	$145,404
Add:
Interest and financing charges	70,464	80,274	(9,810)
Future tax reduction	(44,829)	(142,945)	98,116
Depletion, depreciation, amortization and accretion	552,356	619,032	(66,676)
Other non-cash (income) expenses	(115,566)	44,482	(160,048)
EBITDA	$692,682	$685,696	$6,986
Total debt including convertible debentures to EBITDA	1.6	1.7	(0.1)
Total debt excluding convertible debentures to EBITDA	1.6	1.6	–
Total Capitalization including convertible debentures (2) (3)	$4,211,343	$3,935,174	$276,169
Total Capitalization excluding convertible debentures (2) (3)	$4,211,343	$3,860,346	$350,997
Total debt including convertible debentures as a percentage of total capitalization (2)	26.5%	30.5%	(4.0% )
Total debt excluding convertible debentures as a percentage of total capitalization (2)	26.5%	29.1%	(2.6% )

(1)	Non-current portion of long term debt.

(2)	Prior period restated to conform to presentation in the current period.

(3)	Total capitalization includes total outstanding debt plus Shareholders’ Equity.
(Total outstanding debt excludes working capital deficit (excess) but includes current portion of long term debt.)

PENGROWTH 2010 Management’s Discussion & Analysis	25

Term Credit Facilities

At December 31, 2010, Pengrowth had a $1.0 billion revolving credit facility which was renewed during the fourth quarter of 2010. The credit facility was reduced by $39 million in borrowings and $18 million in outstanding letters of credit. The credit facility also includes a $250 million expansion feature. In total, the credit facility provides Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks and expires on October 29, 2013. Pengrowth also maintains a $50 million demand operating facility with one Canadian bank which is reduced by borrowings of $22 million and $5 million in outstanding letters of credit. Together these two facilities provide Pengrowth with up to $1.2 billion of available credit at December 31, 2010.

Senior Unsecured Notes

On April 23, 2010, U.S $150 million in senior unsecured notes matured resulting in the realization of a cumulative $66 million foreign exchange gain previously recognized. The maturity was temporarily funded with borrowings from the revolving credit facility until a new issue of U.S. $187 million senior unsecured notes closed on May 11, 2010. The new notes were issued in two tranches, U.S. $71.5 million due May 2015 and U.S $115.5 million due May 2020 bearing interest at 4.67 and 5.98 percent respectively.

Convertible Debentures

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2010. All loan agreements are filed on SEDAR (www.sedar.com) as “Other” or “Material Document”.

The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are substantially similar between the credit facilities and the senior unsecured notes.

Key financial covenants are summarized below:

1.	Total senior debt must not exceed 3.0 times EBITDA for the last four fiscal quarters;

2.	Total debt must not exceed 3.5 times EBITDA for the last four fiscal quarters;

3.	Total senior debt must be less than 50 percent of total book capitalization; and

4.	EBITDA must not be less than four times interest expense.

There may be instances, such as financing an acquisition, where it would be acceptable for total debt to trailing EBITDA to be temporarily offside. In the event of a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may prepare pro forma financial statements for debt covenant purposes and has additional flexibility under its debt covenants for a set period of time. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

If certain financial ratios reach or exceed certain levels, management may consider steps to improve these ratios. These steps may include, but are not limited to, raising equity, property dispositions, reducing capital expenditures or dividends. Details of these measures are included in Note 19 to the December 31, 2010, audited consolidated financial statements.

Dividend Reinvestment Plan

In conjunction with the conversion of the Trust into a corporation, Pengrowth revised its Dividend Reinvestment Plan (“DRIP”). DRIP entitles shareholders to reinvest cash dividends in additional shares of the Corporation. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

26	PENGROWTH 2010 Management’s Discussion & Analysis

Previously, the Trust had a similar program where unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date.

For the year ended December 31, 2010, 2.3 million trust units were issued for cash proceeds of $24.1 million under the reinvestment plan compared to 3.0 million trust units for cash proceeds of $26.3 million at December 31, 2009.

Pengrowth does not have any off balance sheet financing arrangements.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 to the financial statements for a description of the accounting policies for financial instruments and Note 20 to the financial statements for additional information regarding market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.

CASH FLOW AND DISTRIBUTIONS/DIVIDENDS

The following table provides cash flow from operating activities, net income and distributions declared with the excess (shortfall) over distributions and payout ratio:

	Three months ended				Twelve months ended
($ thousands, except per trust unit amounts)	Dec 31, 2010		Sept 30, 2010	Dec 31, 2009	Dec 31, 2010		Dec 31, 2009
Cash flow from operating activities	137,783		159,926	149,933	605,995		551,350
Net income	1,937		125,632	50,523	230,257		84,853
Distributions declared	45,118	(1)	65,254	60,880	232,584	(1)	287,853
Distributions declared per trust unit	0.14	(1)	0.21	0.21	0.77	(1)	1.08
Excess of cash flow from operating activities over distributions declared	92,665		94,672	89,053	373,411		263,497
Per trust unit	0.28		0.32	0.32	1.24		1.00
(Shortfall) Surplus of net income (loss) over distributions declared	(43,181)		60,378	(10,357)	(2,327)		(203,000)
Per trust unit	(0.13)		0.20	(0.04)	(0.01)		(0.77)
Payout Ratio	33%		41%	41%	38%		52%

(1)	Reflects one month less of distribution declared as a result of the corporate conversion.

As a result of the depleting nature of Pengrowth's oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flow from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flow from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flow from operating activities.

Cash flow from operating activities is derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity contracts are contained in Note 20 to the financial statements.

DIVIDENDS

The board of directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings.

PENGROWTH 2010 Management’s Discussion & Analysis	27

Cash dividends are generally paid to shareholders on or about the 15th day of the month. Pengrowth paid $0.21 per trust unit as cash distributions in each of the quarters of 2010.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2010 and 2009.

2010	Q1	Q2	Q3	Q4
Oil and gas sales ($000's)	358,131	336,957	317,505	340,690
Net income/(loss) ($000's)	108,816	(6,128)	125,632	1,937
Net income/(loss) per share ($)	0.37	(0.02)	0.42	0.01
Net income/(loss) per share – diluted ($)	0.37	(0.02)	0.42	0.01
Cash flow from operating activities ($000's)	146,736	161,550	159,926	137,783
Distributions declared ($000's)	61,037	61,175	65,254	45,118	(1)
Distributions declared per unit ($)	0.21	0.21	0.21	0.14	(1)
Daily production (boe)	75,627	75,517	72,704	74,953
Total production (mboe)	6,806	6,872	6,689	6,896
Average realized price ($ per boe)	52.49	48.75	47.07	49.01
Operating netback ($ per boe)	27.58	27.16	26.12	24.58

2009	Q1	Q2	Q3	Q4
Oil and gas sales ($000's)	322,973	335,634	325,264	359,296
Net income/(loss) ($000's)	(54,232)	10,272	78,290	50,523
Net income/(loss) per share ($)	(0.21)	0.04	0.30	0.18
Net income/(loss) per share – diluted ($)	(0.21)	0.04	0.30	0.18
Cash flow from operating activities ($000's)	94,386	144,116	162,915	149,933
Distributions declared ($000's)	77,212	77,526	72,235	60,880
Distributions declared per unit ($)	0.30	0.30	0.27	0.21
Daily production (boe)	80,284	82,171	78,135	77,529
Total production (mboe)	7,226	7,478	7,188	7,133
Average realized price ($ per boe)	44.57	44.74	45.22	50.35
Operating netback ($ per boe) (2)	26.63	24.71	26.28	23.87

(1)	Reflects one month less of distribution declared as a result of the corporate conversion.

(2)	Prior period restated to conform to presentation in the current period.

In addition to natural decline, production changes over these quarters was a result of non-core property dispositions in the fourth quarter of 2009 and production limitations due to plant turnarounds and unscheduled maintenance in the third quarter of 2010 and the second and third quarters of 2009, partly offset by the Monterey acquisition in the third quarter of 2010. Changes in commodity prices have affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flow. Quarterly net income (loss) in 2010 and 2009 has also been impacted by non-cash charges, in particular depletion, depreciation and amortization, accretion of ARO, unrealized mark-to-market gains and losses, unrealized foreign exchange gains and losses, and future taxes. Cash flow was impacted by changes in operating and general and administrative costs.

28	PENGROWTH 2010 Management’s Discussion & Analysis

SELECTED ANNUAL INFORMATION

The table below provides a summary of selected annual financial information for the years ended 2010, 2009, and 2008.

	Twelve months ended December 31
($ thousands)	2010		2009	2008
Oil and gas sales	1,353,283		1,343,167	1,919,049
Net income	230,257		84,853	395,850
Net income per share (1) ($)	0.76		0.32	1.58
Net income per share (1) – diluted ($)	0.76		0.32	1.58
Distributions declared per trust unit ($)	0.77	(2)	1.08	2.59
Total assets	5,042,766		4,693,604	5,317,341
Long term debt(3)	1,024,367		982,427	1,599,418
Shareholders' equity (1)	3,186,976		2,795,201	2,663,805
Number of shares outstanding at year end (thousands) (1)	326,024		289,835	256,076

(1)	Comparative amounts are Trust units and Trust Unitholders' Equity.

(2)	Reflects one month less of distribution declared as a result of the corporate conversion.

(3)	Includes long term debt and convertible debentures.

Oil and gas sales for 2010 increased as a result of higher liquids prices through the year partly offset by lower production volumes primarily due to natural decline. Higher realized commodity prices for the first three quarters of 2008 were the main contributor to higher oil and gas sales values compared to 2009 and 2010. Net income and dividends declared are strongly linked to oil and gas sales. Long term debt is lower at December 31, 2010 and 2009 than in 2008 due mainly to $285 million of net proceeds from an equity issue being applied to the credit facility, and the repayment of the convertible debentures early in 2010.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

($ thousands)	2011	2012	2013	2014	2015	thereafter	Total
Long term debt (1)(2)	–	–	88,730	–	148,679	791,285	1,028,694
Interest payments on long term debt (3)	63,087	63,087	60,985	59,078	56,600	120,848	423,685
Other (4)	13,571	13,430	13,335	12,840	12,153	23,268	88,597
	76,658	76,517	163,050	71,918	217,432	935,401	1,540,976
Purchase obligations
Pipeline transportation	28,477	27,286	17,489	15,862	14,469	393	103,976
CO2 purchases (5)	3,114	2,811	2,828	2,843	2,860	818	15,274
	31,591	30,097	20,317	18,705	17,329	1,211	119,250
Remediation trust fund payments	250	250	250	250	250	11,250	12,500
	108,499	106,864	183,617	90,873	235,011	947,862	1,672,726

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt translated using the year end exchange rate. (see Note 9 of the financial statements)

(2)	The revolving credit facility matures in 2013. (see Note 9 of the financial statements)

(3)	Interest payments are calculated at period end exchange rates and interest rates except for foreign denominated fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent and vehicle leases.

(5)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate.

PENGROWTH 2010 Management’s Discussion & Analysis	29

SUMMARY OF COMMON SHARE TRADING DATA

		High	Low	Close	Volume (000s)	Value ($ millions)
TSX - PGF ($ Cdn)
2010	1st quarter	11.96	10.15	11.75	33,376	372.7
	2nd quarter	12.00	8.50	9.73	34,038	361.0
	3rd quarter	11.44	9.40	11.34	47,522	488.8
	4th quarter	13.38	11.29	12.78	70,469	896.9
	Year	13.38	8.50	12.78	185,405	2,119.4

2009	1st quarter	12.33	5.84	7.10	30,564	252.6
	2nd quarter	9.81	6.71	9.18	26,934	233.8
	3rd quarter	11.33	7.49	11.33	28,766	269.0
	4th quarter	11.39	9.40	10.15	42,483	439.2
	Year	12.33	5.84	10.15	128,747	1,194.6

NYSE - PGH ($ U.S.)
2010	1st quarter	11.78	9.78	11.66	20,473	218.8
	2nd quarter	11.97	7.67	9.16	26,059	268.7
	3rd quarter	11.10	8.85	11.06	20,153	200.0
	4th quarter	13.25	11.02	12.86	19,810	245.0
	Year	13.25	7.67	12.86	86,493	932.5

2009	1st quarter	10.11	4.51	5.58	28,538	195.8
	2nd quarter	9.00	5.30	7.90	27,305	205.8
	3rd quarter	10.54	6.43	10.51	23,914	203.1
	4th quarter	10.52	8.81	9.63	29,823	290.7
	Year	10.54	4.51	9.63	109,580	895.4

BUSINESS RISKS

The amount of dividends available to shareholders and the value of Pengrowth common shares are subject to numerous risk factors. As the common shares allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:

Risks associated with Commodity Prices

•

The prices of Pengrowth’s products (crude oil, natural gas, and NGLs) fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	Production could be shut-in at specific wells or fields in low commodity prices.

•

Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s share price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

Risks associated with Liquidity

•

Capital markets may restrict Pengrowth’s access to capital and raise its borrowing costs. To the extent that external sources of capital become limited or cost prohibitive, Pengrowth’s ability to fund future development and acquisition opportunities may be impaired.

•

Pengrowth is exposed to third party credit risk through its oil and gas sales, financial hedging transactions and joint venture activities. The failure of any of these counterparties to meet their contractual obligations could adversely impact Pengrowth. In response, Pengrowth has established a credit policy designed to mitigate this risk and monitors its counterparties on a regular basis.

30	PENGROWTH 2010 Management’s Discussion & Analysis

•	Changing interest rates influence borrowing costs and the availability of capital.

•

Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans also being in default. In the event that non compliance continued, Pengrowth would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend dividends to shareholders.

•

Pengrowth’s indebtedness may limit the amount of dividends that we are able to pay our shareholders, and if we default on our debts, the net proceeds of any foreclosure sale would be allocated to the repayment of our lenders, note holders and other creditors and only the remainder, if any, would be available for dividend to our shareholders.

Risks associated with Legislation and Regulatory Changes

•

Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees could have a material impact on Pengrowth’s financial results and the value of Pengrowth’s common shares.

•

Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•

Changes to accounting policies, including the implementation of IFRS, may result in significant adjustments to our financial results, which could negatively impact our business, including increasing the risk of failing a financial covenant contained within our credit facility.

Risks associated with Operations

•

The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Increased competition for properties could drive the cost of acquisitions up and expected returns from the properties down.

•

Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•

A significant portion of Pengrowth’s properties are operated by third parties whereby Pengrowth has less control over the pace of capital and operating expenditures. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•

Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Delays in business operations could adversely affect Pengrowth’s dividends to shareholders and the market price of the common shares.

During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•

Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks would result in increased cost to Pengrowth’s business.

•	Actual production and reserves will vary from estimates, and those variations could be material and may negatively affect the market price of the common shares and dividends to our shareholders.

Risks associated with Strategy

•

Capital re-investment on our existing assets may not yield the expected benefits and related value creation. Drilling opportunities may prove to be more costly or less productive than anticipated. In addition, the dedication of a larger percentage

PENGROWTH 2010 Management’s Discussion & Analysis	31

of our cash flow to such opportunities may reduce the funds available for dividend payment to shareholders. In such an event, the market value of the common shares may be adversely effected.

•

Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our common shares could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Incorrect assessments of value at the time of acquisitions could adversely affect the value of our common shares and dividends to our shareholders.

•	Our dividends and the market price of the common shares could be adversely affected by unforeseen title defects, which could reduce dividends to our shareholders.

General Business Risks

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth common shares.

•	Inflation may result in escalating costs, which could impact dividends and the value of Pengrowth common shares.

•

Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The ability of investors resident in the United States to enforce civil remedies may be negatively affected for a number of reasons.

These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Corporation available on SEDAR at www.sedar.com.

SUBSEQUENT EVENTS

Subsequent to December 31, 2010, Pengrowth has entered into additional fixed price commodity sales contracts with third parties (see Note 23 to the financial statements).

On January 1, 2011, Pengrowth experienced a pipeline incident at the Swan Hills gas gathering pipeline system in North Central Alberta. The incident resulted in the shut-in of approximately 1,500 barrels of oil equivalent per day of production, net to Pengrowth. On March 2, 2011, the line was placed back in service.

OUTLOOK

At this time, Pengrowth anticipates spending $400 million on its capital program in 2011. The 2011 capital program is designed to be flexible, scalable and responsive to uncertain commodity prices and market conditions. The capital program of $400 million represents a 12 percent increase compared with the $358 million 2010 program.

Pengrowth's 2011 production volumes are projected to be flat year-over-year and to deliver average daily production volumes of between 74,000 and 76,000 boe per day.

2011 operating costs are forecast to be $370 million or $13.54 per boe, essentially flat to 2010.

Total G&A costs are expected to increase for 2011 to $2.69 per boe when compared to full year 2010 of $1.87 per boe. Included in Pengrowth's 2011 G&A forecast, are non-cash G&A costs of approximately $0.47 per boe compared to $0.17 per boe in 2010.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

What is IFRS?

International Financial Reporting Standards (“IFRS”) are a set of accounting standards developed by the International Accounting Standards Board. The goal of IFRS is to provide a global framework for how public companies prepare and disclose their financial statements. IFRS provides general guidance for the preparation of financial statements rather than setting rules for industry specific reporting. IFRS is now required or permitted in over 100 countries, including the European Union and much of the Pacific Rim. Canadian publicly accountable enterprises are required to adopt IFRS, in full, and without modification, in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. In the United States there is no current plan for the adoption of IFRS, although the Securities and Exchange Commission has eliminated the IFRS/U.S. GAAP reconciliation requirement for foreign-filers, like Pengrowth, when fully implemented and audited.

32	PENGROWTH 2010 Management’s Discussion & Analysis

IFRS Project Plan

Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and includes information technology, treasury and operations personnel as required. Pengrowth has also engaged an external expert advisory firm. Regular IFRS project reporting is provided to senior management and to the Audit Committee of the Board of Directors. Senior management and the Board of Directors have participated in IFRS sessions to gain an understanding of the relevant aspects of IFRS.

Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation.

•

Diagnostic – This phase involves performing a high-level review of the major differences between Canadian GAAP and IFRS and to identify information technology and business processes that may be impacted by the transition to IFRS.

Status – The diagnostic analysis was completed in mid-2008.

•

Design and planning – The results of the diagnostic were ranked according to complexity, time to complete and potential impact on the financial position and results of operations. A detailed plan was developed in order to address the issues identified and ranked in the diagnostic phase. The planning is updated and progress is reported to the Audit Committee on a regular basis.

Status – Pengrowth completed the initial design and planning in mid-2009. The planning is updated and progress is reported to the Audit Committee of the Board of Directors on a regular basis.

•

Solution development – In this phase, items identified in the diagnostic phase are addressed according to the priority assigned. This phase involves detailed analysis of the applicable IFRS standard in relation to current practice and development of alternative policy choices. In addition, certain potential differences are further investigated to assess whether there may be broader impact to Pengrowth’s debt agreements, compensation arrangements or management reporting systems. The conclusion of the solution development phase will require the Audit Committee of the Board of Directors to review and approve significant accounting policy choices as recommended by the IFRS Steering Committee.

Status – Solution development began in late 2008 for classification of exploration and evaluation expenditures, depletion, cash generating units and impairment of capital assets, share based payments, business combinations, financial instruments, trust unit holder’s equity and shareholder’s equity, risk sharing arrangements (farm-outs, assets swaps, etc) and the initial adoption of IFRS. Pengrowth has completed its analysis but not finalized its position regarding provisions (including ARO) and income taxes.

•

Implementation – Involves implementing all of the changes approved in the solution development phase and may include changes to accounting policies, information systems, business processes, modification to agreements and training of staff impacted by the conversion.

Status – Implementation of information technology changes began in 2009. Training for the IFRS Steering Committee members commenced in 2008. Internal education of the Audit Committee, Board of Directors and key financial and accounting personnel began in the fourth quarter of 2009. Detailed implementation meetings involving internal personnel directly affected by IFRS also began in the fourth quarter of 2009. Continued training and implementation meetings occurred throughout 2010. We are currently in the implementation phase, including making systems and procedural changes necessary to produce 2010 IFRS comparative financial statements. The review of the expected changes in the 2010 IFRS financial statements, both internally and by our external auditors, began in the second quarter of 2010 and is ongoing. The implementation phase is expected to conclude upon issuance of 2011 audited annual financial statements in March 2012.

First – Time Adoption of IFRS

The IFRS adoption date of January 1, 2011 for Canadian publicly accountable enterprises will require the restatement, for comparative purposes, of amounts reported by Pengrowth for the year ended December 31, 2010, including the opening IFRS balance sheet as of January 1, 2010.

IFRS 1, “First-Adoption of International Financial Reporting Standards“ (“IFRS 1“), sets out the procedures that an entity must follow when it adopts IFRS for the first time as the basis for preparing its general purpose financial statements. In addition, IFRS 1 provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement of full retrospective application of IFRS. Pengrowth continues to review the potential adjustments to the January 1, 2010 opening IFRS balance sheet and the effects of transition to IFRS are subject to change. The most significant accounting policies that have been identified and the key differences that may impact the January 1, 2010 IFRS opening balance sheet are as follows:

Deemed Cost Exemption – Under Canadian full cost accounting, Pengrowth has historically accounted for exploration and development costs of oil and gas properties in the development and production phases in a single Canada wide full cost accounting

PENGROWTH 2010 Management’s Discussion & Analysis	33

pool. Under IFRS, exploration and evaluation expenditures will be reclassified as intangible exploration assets. IFRS 1 contains an exemption that would allow Pengrowth to measure oil and gas assets at the date of transition as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using reserve values or reserve volumes.

Pengrowth intends to make use of this exemption. The reclassification of exploration and evaluation assets is expected to result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment at January 1, 2010. The remaining full cost pool will be allocated on the basis of total proved plus probable using reserve values and January 1, 2010 forecast pricing. The total value of exploration and producing oil and gas assets will remain unchanged.

Impairment of Property, Plant & Equipment (“PP&E”) assets – Pengrowth is required to assess the PP&E assets for impairment upon transition to IFRS. Currently, impairment of PP&E is assessed at a consolidated level under Canadian GAAP. Under IFRS, impairment of PP&E must be assessed at a more detailed level. Impairment calculations will be performed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or the value in use. We do not currently expect to record any impairment of oil and gas assets on transition to IFRS.

Impairment of Goodwill – Pengrowth is required to assess goodwill for impairment upon transition to IFRS. Currently impairment of goodwill is assessed at a consolidated level under Canadian GAAP. Under IFRS, goodwill is identified with specific CGUs or group of CGUs and consequently impairment must be assessed at a more detailed level. Impairment testing of goodwill will be performed in relation to the individual CGU or groups of CGUs that the goodwill relates to. We do not currently expect to record any impairment of goodwill on transition to IFRS.

Business Combinations – IFRS 1 would allow Pengrowth to adopt the IFRS policies for business combinations on a prospective basis rather than retrospectively restating all prior business combinations. Pengrowth is expecting to use this IFRS 1 exemption and not restate any business combinations prior to the IFRS transition date of January 1, 2010. The IFRS policies for business combinations are converged with the new CICA Handbook section 1582 that are effective for business combinations completed on or after January 1, 2011; however, early adoption under Canadian GAAP is permitted. Early adoption would eliminate the majority of differences between Canadian GAAP, U. S. GAAP and IFRS for business combinations completed prior to December 31, 2010. Pengrowth has early adopted CICA 1582, effective January 1, 2010. The acquisition of Monterey in the third quarter of 2010 is the first transaction affected by this change.

Provisions – Under IFRS, contract liabilities and decommissioning obligations are classified as provisions. Accounting for contract liabilities remains unchanged under IFRS. Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in approximately $162 million or 56% increase to decommissioning liabilities as presented on the January 1, 2010 opening IFRS Balance Sheet. Under Canadian GAAP, Pengrowth used a credit adjusted risk free rate of 8%. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the increase to the decommissioning liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit estimated to be approximately $99 million, after tax. The International Accounting Standards Board and its Interpretations Committee continue to debate the inclusion of an entity’s own credit risk in the discount rate used for long-term provisions. It is unclear if clarification of the requirement to use a risk free discount rate will be forthcoming before the filing of the Q1 2011 interim financial statements prepared in accordance with IFRS.

Income Tax – Any changes to income tax reporting are expected to be predominantly caused by changes in the book value of assets and changes in tax rates applied, not due to the change in income tax accounting methodology. IFRS requires that all future taxes be disclosed as non-current assets or liabilities and designated as deferred taxes. In addition, as the Trust was classified as a mutual fund trust on the transition date, for Canadian tax purposes, the income tax assets and liabilities of the Trust must be tax effected using the top marginal rate of 39% upon transition to IFRS which is expected to result in a reduction to the future tax liability of $164 million. This adjustment, in addition to the tax affect of other IFRS opening balance sheet adjustments, is expected to result in a total reduction to future income taxes of approximately $226 million and a decrease to the deficit of approximately $219 million and an increase to equity of approximately $7 million upon transition. It is also anticipated that a significant portion of this transition adjustment will reverse through deferred tax expense in the fourth quarter 2010 IFRS comparative income statement as a result of Pengrowth’s conversion to a dividend paying corporation on December 31, 2010.

34	PENGROWTH 2010 Management’s Discussion & Analysis

Financial Instruments – IFRS allows a one-time opportunity to re-examine the designation of financial instruments. Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and therefore record these assets at fair value. This would result in a $7 million increase to other assets at January 1, 2010 with a corresponding decrease to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

Trust Unit-Holders Equity – If unable to qualify for classification as equity, Pengrowth trust units would be classified as liabilities on the balance sheet prior to December 31, 2010. After a detailed review of Pengrowth’s trust indenture, we believe that Pengrowth’s trust unit holder’s equity will continue to be classified in equity. The significance of this issue is minimized as Pengrowth converted to a dividend paying corporation on December 31, 2010 and the common shares of Pengrowth Energy Corporation are classified as equity under IFRS.

Pengrowth has completed its initial assessment of the adoption of IFRS and anticipates changes to the January 1, 2010 opening balance sheet as noted below. Management has not yet finalized its accounting policies and as such the expected opening balance sheet may change. In addition, due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The effects of transition to IFRS on Provisions and Deferred Income Taxes, in particular, may be subject to change due to uncertainty over discount rates, future expected costs and treatment of temporary tax differences within the Trust.

Preliminary Reconciliation of the Opening Balance Sheet items impacted by IFRS, as of January 1, 2010

($ thousands)	Cdn GAAP	Reclassification upon transition to IFRS	Effect of transition to IFRS	IFRS
Future income tax assets (d)	969	(969)	–	–
Other assets (c)	46,027	–	6,984	53,011
Deferred income taxes (d)	–	(180,671)	225,991	45,320
Property, plant and equipment (a)	3,789,369	(67,597)	–	3,721,772
Intangible exploration assets (a)	–	67,597	–	67,597
Current portion of contract liabilities (b)	1,728	(1,728)	–	–
Current portion of provisions (b)	–	21,227	–	21,227
Contract liabilities (b)	7,952	(7,952)	–	–
Provisions (b)	–	277,249	161,815	439,064
Asset retirement obligations (b)	288,796	(288,796)	–	–
Future income taxes (d)	181,640	(181,640)	–	–
Trust unitholders’ equity (e)	4,920,945	–	6,379	4,927,324
Deficit (e)	(2,144,521)	–	64,781	(2,079,740)

(a)	IFRS 1 election for full cost oil and gas entities

Pengrowth expects to elect an IFRS 1 exemption whereby the Canadian GAAP full cost pool will be measured upon transition to IFRS as follows:

(i)	exploration and evaluation assets are reclassified from the full cost pool to intangible exploration assets at the amount that was recorded under Canadian GAAP; and

(ii)	the remaining full cost pool is allocated to the producing/development assets and components pro rata using total proved plus probable reserve values and January 1, 2010 forecasted prices.

This would result in a $68 million increase in intangible exploration assets with a corresponding decrease in property, plant and equipment.

(b)	Provisions

Under IFRS, contract liabilities and decommissioning obligations are classified as provisions.

PENGROWTH 2010 Management’s Discussion & Analysis	35

Accounting for contract liabilities remains unchanged under IFRS.

Decommissioning obligations, disclosed as asset retirement obligations under Canadian GAAP, are anticipated to be calculated using a risk free discount rate under IFRS, which is currently estimated to be four percent. In addition, the timing and cost estimates are being revised to reflect the best estimate of what Pengrowth would rationally pay to settle the obligation, as permitted under IFRS. The net effect of using a risk free discount rate, partly offset by revised timing and cost estimates is expected to result in an approximately $162 million or 56% increase to decommissioning liabilities as presented on the Balance Sheet. Due to the use of the aforementioned IFRS 1 election for full cost oil and gas entities, the offset to the increase to the decommissioning liabilities is required to be recognized directly in opening equity, resulting in a corresponding increase to the opening deficit. In the absence of the use of this IFRS 1 election for full cost oil and gas entities, the offset to the increase in the decommissioning liability would be recognized as an increase to the net book value of the related assets, resulting in an increase to property, plant and equipment of $162 million. In addition, $19 million of these expenditures are expected to be made in 2010 and are thus classified as current liabilities.

The International Accounting Standards Board and its Interpretations Committee continue to debate the inclusion of an entity’s own credit risk in the discount rate used for long-term provisions. It is unclear if clarification of the requirement to use a risk free discount rate will be forthcoming before the filing of the Q1 2011 interim financial statements prepared in accordance with IFRS.

The estimated effect on Provisions of the implementation of IFRS, assuming the use of a four percent discount rate, can be quantified as follows:

Increase in Decommissioning Liabilities	$161,815
Tax Effect	(63,108)
Increase to opening deficit	$98,707

(c)	Other assets

Pengrowth expects to re-designate the Judy Creek Remediation Trust Fund from held-to-maturity to fair-value-through-profit-or-loss and the Private Company Investment from available-for-sale to fair-value-through-profit-or-loss upon transition to IFRS and recorded these assets at fair value. This would result in a $7.0 million increase to other assets at January 1, 2010 with a corresponding decrease to opening deficit upon transition to IFRS. Future changes in the fair value would be recognized in income.

The estimated effect on Other Assets of the implementation of IFRS can be quantified as follows:

Increase in Other Assets	$6,984
Tax Effect	(891)
Decrease to opening deficit	$6,093

(d)	Deferred income taxes

Under IFRS, all deferred income taxes are reported as non-current, resulting in a reclassification of the $1.0 million deferred tax asset to long term deferred tax liabilities at January 1, 2010.

The change in the net present value of the decommissioning liability is expected to result in a $63 million decrease in the deferred tax liability. The change in the carrying value of the Judy Creek remediation fund and Private Company investment is expected to result in a $1 million increase in the deferred tax liability. At January 1, 2010, the Trust was a flow-through entity that paid a significant portion of its taxable income to the unit-holders. The temporary tax difference of the Trust under IFRS must be tax affected at the top marginal tax rate in Canada resulting in a reduction of the deferred tax liability of $164 million and a resulting decrease in the opening deficit of $157 million and an increase to trust unit-holders’ capital of $7 million. A significant portion of this tax recovery is expected to reverse through the IFRS comparative income statement as deferred tax expenses in the fourth quarter of 2010 as Pengrowth converted to a dividend paying corporation on December 31, 2010.

36	PENGROWTH 2010 Management’s Discussion & Analysis

The estimated effect on Deferred Income Taxes of the implementation of IFRS can be quantified as follows:

Decrease in tax liability due to increase in provisions	$63,108
Increase in tax liability due to increase in other assets	(891)
Decrease in tax liability due to changes to book value of net assets	$62,217
Decrease in tax liability due to changes in effective tax rate	163,774
Decrease in opening deferred tax liability	$225,991

Cdn GAAP Future Tax Liability	$(180,671)
Decrease in opening deferred tax liability	225,991
IFRS Deferred Tax Asset	$45,320

(e)	Opening Deficit

Under IFRS 1 – First Time Adoption of International Financial Reporting Standards (“IFRS 1”) most changes to the January 1, 2010 opening balance sheet are applied retrospectively through opening deficit. This includes changes to Provisions, Other Assets and Deferred Taxes as described above.

The estimated effect on the Opening Deficit of the implementation of IFRS can be quantified as follows:

Increase due to increase to provisions	$(98,707)
Decrease due to change to other assets	6,093
Decrease in tax liability due to changes in effective tax rates	157,395
Decrease to opening deficit	$64,781

Increase to trust unitholders’ capital to change in effective tax rate	$6,379

Ongoing IFRS differences post first time adoption

In addition to the IFRS differences affecting the January 1, 2010 opening balance sheet, Pengrowth continues to review the potential adjustments to ongoing application of IFRS after the initial transition. Due to potential changes to IFRS prior to Pengrowth’s adoption of IFRS, management’s plan and accounting policy decisions are subject to change based on new facts and circumstances that arise after the date of this MD&A. The most significant ongoing accounting policies that have been identified and the key differences that may impact the financial statements are as follows:

•

Accounting for Exploration and Evaluations (“E&E”) expenditures – Upon transition to IFRS, Pengrowth will reclassify E&E expenditures that are currently included in the PP&E balance on the Consolidated Balance Sheet. This will be comprised of the book value of Pengrowth’s unproven properties of approximately $68 million that was excluded from Depletion at December 31, 2009 (see note 6 to the 2009 audited annual financial statements) and is expected to increase through 2010 due to expenditures on exploration and evaluation activities and the acquisition of additional exploration and evaluation properties. E&E assets will not be depleted but must be assessed for impairment when there are indicators for possible impairment, such as allowing the mineral rights lease to expire or a decision to no longer pursue exploration and evaluation of a specific E&E asset. The majority of the property, plant and equipment acquired in the Monterey acquisition was allocated to unproven and development properties, which significantly increased the net book value of E&E assets as of December 31, 2010.

•

Impairment of PP&E assets – Impairment of PP&E is currently assessed at a single consolidated level using an annual ceiling test. Under IFRS, impairment of PP&E must be assessed at a more detailed level whenever there is an indication of impairment such as changes in commodity prices or operational performance. Under IFRS, impairment calculations will be performed at the Cash Generating Unit (“CGU”) level, using the greater of fair value less costs to sell or the value in use. This may result in more frequent impairments of assets under IFRS given the smaller size of the entity or CGU being evaluated.

•

Calculation of Depletion Expense – Pengrowth currently calculates depletion of production and development assets on a consolidated basis based on total production and total proved reserves. Under IFRS, depletion will be calculated at a more detailed level and at least at the level of cash generating units. In addition, under IFRS Pengrowth has chosen to use total proven plus probable reserves for its depletion calculation. The use of total proven plus probable reserve base for calculating depletion would be expected to result in a decrease to the consolidated depletion expense of approximately $4.25 to $4.75 per boe of production or $28 million to $33 million per quarter.

•

Risk Sharing Arrangements and Dispositions – Risk sharing arrangements where Pengrowth cedes a portion of its working interest to a partner are generally considered disposals of property, plant and equipment under IFRS. Canadian full cost

PENGROWTH 2010 Management’s Discussion & Analysis	37

accounting guidelines require that no gain or loss be recorded on these or other dispositions where the change in consolidated depletion is less than 20 percent. No such guidance exists under IFRS. As a result, it is expected that Pengrowth will record gains or losses on these transactions under IFRS. The significance of these gains or losses will be dependant on the details of specific transactions and cannot be reasonably quantified. The first transaction identified, the previously disclosed GORR sale in Q1 2010, is expected to result in a gain of approximately $8 million as compared to no gain under current GAAP.

•

Financial Covenants – Pengrowth has analyzed the impact of IFRS on financial covenants and financing relationships. The primary impact will be an increase in the debt-to-equity ratio as a result of the IFRS opening balance sheet adjustments to the deficit. Pengrowth nonetheless expects to be fully compliant with all financial debt covenants upon transition to IFRS.

•

Compensation Arrangements – Pengrowth does not expect any material changes to compensation arrangements, including all share based compensation plans, due to the transition to IFRS. Pengrowth has reviewed internal compensation arrangements and determined that the anticipated changes to financial measures as a result of IFRS will not directly affect any of these compensation arrangements.

In addition to the accounting policy differences, Pengrowth’s transition to IFRS will impact the internal controls over financial reporting, the disclosure controls and procedures and IT systems as follows:

•

Internal controls over financial reporting – As the review of Pengrowth’s accounting policies is completed, an assessment has been made to determine changes required for internal controls over financial reporting. For example, additional controls will be implemented for the IFRS 1 changes and preparation of comparative information. This will be an ongoing process to ensure that changes in accounting policies include the appropriate additional controls and procedures for future IFRS reporting requirements.

•

Disclosure controls and procedures – Throughout the transition process, Pengrowth will be assessing stakeholders’ information requirements and will ensure that adequate and timely information is provided so that stakeholders are kept apprised.

•

IT Systems – Pengrowth has completed the system modifications required for IFRS reporting. Pengrowth’s IT systems did not require significant modifications to track PP&E and E&E at a more detailed level within the financial reporting systems. Pengrowth’s IFRS staff has worked with IT and operational staff to ensure all costs are captured and recorded in a manner consistent with IFRS depletion, impairment cost center groupings and accounting for asset retirement obligations. Insignificant changes to procedures and systems outside the accounting and finance department have been made. Changes were also made to allow Pengrowth to account for certain transactions and prepare Canadian GAAP and IFRS financial statements in 2010. Additional systems modifications may be required.

Pengrowth continues to make progress on its IFRS convergence plan and management believes that Pengrowth will be in a position to prepare IFRS financial statements in the first quarter of 2011. Pengrowth has not made any final determination as to what options it may select upon conversion to IFRS. Changes in financial reporting under some options may be significantly different. The final decisions are subject to the approval of Pengrowth’s Audit Committee and Board of Directors and the concurrence of Pengrowth’s auditors. Pengrowth continues to monitor the IFRS adoption efforts of many of its peers and participates in related processes, as appropriate. Pengrowth is currently involved in an IFRS working group composed of intermediate to large oil and gas producers and an IFRS and Financial Reporting group consisting of a peer group of former income trusts.

Recent Accounting Pronouncements

As of January 1, 2010, Pengrowth early adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered on or after January 1, 2010. With respect to the Monterey acquisition in 2010 (Note 4), the most significant impact of the new standards was the recognition of a $73.8 million gain on existing equity investment in Monterey. In addition, the share consideration paid for Monterey was valued using the closing date trust unit price versus the announcement date trust unit price which increased the consideration paid by $40.0 million.

CICA 1601 "Consolidated Financial Statements", which together with Section 1602 below replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

CICA 1602 "Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are

38	PENGROWTH 2010 Management’s Discussion & Analysis

attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, Derek Evans, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the year ending December 31, 2010. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.

Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2010, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Energy Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.

It should be noted that while Pengrowth’s CEO and CFO believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework.

Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included with our audited consolidated financial statements for the year ended December 31, 2010. No changes were made to our internal control over financial reporting during the year ending December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

PENGROWTH 2010 Management’s Discussion & Analysis	39

MANAGEMENT’S REPORT TO SHAREHOLDERS

MANAGEMENT’S RESPONSIBILITY TO SHAREHOLDERS

The financial statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management is also responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, including management’s requirement to assess the effectiveness of internal control over financial reporting as at December 31, 2010. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of four non-management directors. The Committee meets periodically with management and the auditors to satisfy itself that management’s responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s consolidated financial statements in accordance with generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

March 8, 2011

40	PENGROWTH 2010 Financial Results

INDEPENDENT AUDITORS’ REPORT OF REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of income and deficit, and cash flow for years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS’ RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Pengrowth Energy Corporation as at December 31, 2010 and 2009 and its consolidated results of operations and consolidated cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

EMPHASIS OF MATTER

We draw your attention to Note 3 to the consolidated financial statements which describes the early adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582 “Business Combinations”. Our opinion is not qualified in respect of this matter.

OTHER MATTER

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2011 expressed an unmodified opinion on the effectiveness of the Pengrowth Energy Corporation’s internal control over financial reporting.

Chartered Accountants
Calgary, Canada
March 8, 2011

PENGROWTH 2010 Financial Results	41

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF PENGROWTH ENERGY CORPORATION

We have audited Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pengrowth Energy Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on Pengrowth Energy Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pengrowth Energy Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Pengrowth Energy Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income and deficit and cash flow for the years then ended, and our report dated March 8, 2011 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants
Calgary, Canada
March 8, 2011

42	PENGROWTH 2010 Financial Results

CONSOLIDATED BALANCE SHEETS

(Stated in thousands of dollars)

	As at December 31 2010		As at December 31 2009
ASSETS
Current Assets
Cash and term deposits		$2,849	$–
Accounts receivable		189,616	182,342
Fair value of risk management contracts (Note 20)		13,550	14,001
Future income taxes (Note 11)		–	969
		206,015	197,312
Other Assets (Note 5)		47,114	46,027
Property, Plant And Equipment (Note 6)		4,076,976	3,789,369
Goodwill (Note 4)		712,661	660,896
TOTAL ASSETS	$5,042,766		$4,693,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Bank indebtedness (Note 9)		$22,000	$11,563
Accounts payable		240,952	185,337
Distributions payable (Note 14)		22,534	40,590
Fair value of risk management contracts (Note 20)		9,278	17,555
Future income taxes (Note 11)		1,203	–
Contract liabilities (Note 7)		1,677	1,728
Current portion of long-term debt (Note 9)		–	157,546
		297,644	414,319
Fair Value of Risk Management Contracts (Note 20)		31,416	23,269
Contract Liabilities (Note 7)		6,275	7,952
Convertible Debentures (Note 8)		–	74,828
Long Term Debt (Note 9)		1,024,367	907,599
Asset Retirement Obligations (Note 10)		259,538	288,796
Future Income Taxes (Note 11)		236,550	181,640
Shareholders’ Equity
Shareholders’ capital (Notes 1 and 12)		3,167,383	–
Trust unitholders’ capital (Note 12)		–	4,920,945
Equity portion of convertible debentures (Note 8)		–	160
Contributed surplus (Note 12)		19,593	18,617
Deficit (Note 14)		–	(2,144,521)
		3,186,976	2,795,201
Commitments (Note 21)
Contingencies (Note 22)
Subsequent Event (Note 23)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,042,766	$4,693,604

See accompanying notes to the consolidated financial statements.

Approved on behalf of the Board of Directors of Pengrowth Energy Corporation.

Director	Director

PENGROWTH 2010 Financial Results	43

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(Stated in thousands of dollars, except per share amounts)

	Year Ended December 31
	2010	2009
REVENUES
Oil and gas sales	$1,353,283	$1,343,167
Unrealized gain (loss) on commodity risk management (Note 20)	6,949	(173,726)
Processing and other income	20,598	18,758
Royalties, net of incentives	(252,699)	(207,563)
	1,128,131	980,636
EXPENSES
Operating	371,716	384,412
Transportation	15,739	13,467
Amortization of injectants for miscible floods	15,056	19,989
Interest and financing charges	70,464	80,274
General and administrative	50,894	62,195
Management fee (Note 17)	–	2,793
Realized foreign exchange loss (gain) (Note 15)	2,061	(489)
Unrealized foreign exchange gain (Note 15)	(49,918)	(149,233)
Depletion, depreciation and amortization	529,396	591,355
Accretion (Note 10)	22,960	27,677
Gain on equity investment (Note 4)	(73,756)	–
Other (income) expenses	(11,909)	6,288
	942,703	1,038,728
Income (loss) before taxes	185,428	(58,092)
Future income tax reduction (Note 11)	(44,829)	(142,945)
NET INCOME AND COMPREHENSIVE INCOME	$230,257	$84,853
Deficit, beginning of year	(2,144,521)	(1,941,521)
Distributions declared (Notes 1 and 14)	(232,584)	(287,853)
Elimination of deficit (Notes 1 and 14)	2,146,848	–
DEFICIT, END OF YEAR (Note 14)	$–	$(2,144,521)
Net income per share (Notes 1 and 18)
Basic and Diluted	$0.76	$0.32

See accompanying notes to the consolidated financial statements.

44	PENGROWTH 2010 Financial Results

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in thousands of dollars)

	Year Ended December 31
	2010	2009
CASH PROVIDED BY (USED FOR):
OPERATING
Net income and comprehensive income	$230,257	$84,853
Depletion, depreciation and accretion	552,356	619,032
Future income tax reduction (Note 11)	(44,829)	(142,945)
Contract liability amortization	(1,728)	(2,483)
Amortization of injectants	15,056	19,989
Purchase of injectants	(9,324)	(13,298)
Expenditures on remediation (Note 10)	(20,926)	(18,042)
Unrealized foreign exchange gain (Note 15)	(49,918)	(149,233)
Unrealized (gain) loss on commodity risk management (Note 20)	(6,949)	173,726
Trust unit based compensation (Note 12)	4,565	8,125
Non-cash gain on equity investment (Note 4)	(73,756)	–
Other items	1,192	4,248
Changes in non-cash operating working capital (Note 16)	9,999	(32,622)
	605,995	551,350
FINANCING
Distributions paid (Notes 1 and 14)	(250,640)	(334,405)
Bank indebtedness	10,437	8,932
Repayment of Monterey bank debt (Note 4)	(41,883)	–
Repayment of long term debt (Note 9)	(172,600)	(312,000)
Private placement of term notes, net of costs (Note 9)	189,902	–
Redemption of convertible debentures (Note 8)	(76,610)	–
Other financing costs	(3,110)	–
Proceeds from equity issues	26,980	321,605
	(317,524)	(315,868)
INVESTING
Expenditures on property, plant and equipment	(333,842)	(207,451)
Other property acquisitions	(20,171)	(35,655)
Proceeds on property dispositions	60,721	41,885
Other investments	(2,906)	852
Change in remediation trust funds (Note 5)	(6,952)	(7,656)
Change in non-cash investing working capital (Note 16)	17,528	(27,457)
	(285,622)	(235,482)
CHANGE IN CASH AND TERM DEPOSITS	2,849	–
CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	–	–
CASH AND TERM DEPOSITS AT END OF YEAR	$2,849	$–

See accompanying notes to the consolidated financial statements.

PENGROWTH 2010 Financial Results	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2010 AND 2009

(Tabular amounts are stated in thousands of dollars except per share amounts and as otherwise stated)

1.	CORPORATE STRUCTURE

Pengrowth Energy Corporation (the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Corporation was formed through a unitholder and Court approved reorganization involving Pengrowth Energy Trust (the “Trust”), Pengrowth Corporation, its subsidiaries and the security holders of the Trust and Pengrowth Corporation pursuant to a Plan of Arrangement (the “Arrangement”) under the Business Corporations Act (Alberta).

On December 31, 2010 (the “Date of Conversion”), the Trust completed its conversion from an open-end investment trust to a corporation through a business combination resulting in the unitholders of the Trust and the exchangeable shareholders of Pengrowth Corporation owning all the common shares of the Corporation. Unitholders of the Trust received common shares in the Corporation on a one-for-one basis. Exchangeable shareholders of Pengrowth Corporation received 1.02308 common shares of the Corporation for each exchangeable share held. Pursuant to the Arrangement agreement, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The management team and Board of Directors of the Corporation are comprised of the former management team and elected members of the Board of Directors of the Trust.

The Corporation effected an internal reorganization subsequent to the date of conversion whereby, among other things, the Trust and its subsidiaries were dissolved and the Corporation received all the assets and assumed all the liabilities of the Trust.

The Arrangement has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for periods prior to the date of conversion reflect the financial position, results of operations and cash flows as if the Corporation had always carried on the business formerly carried on by the Trust. These financial statements may at times refer to common shares, shareholders, shareholders’ capital and dividends which, prior to the Arrangement, were referred to as trust units, trust unitholders, trust unitholders’ capital and distributions, respectively. References made to trust units are those issued by the Trust. Comparative amounts in these financial statements will also reflect the history of the Trust and its subsidiaries.

2.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

These financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada on a consolidated basis and include the accounts of the Corporation, the Trust and its subsidiaries, collectively referred to as “Pengrowth”. All inter-entity transactions have been eliminated.

Effective January 1, 2011, Pengrowth will be required to prepare financial statements in accordance with International Financial Reporting Standards (“IFRS”).

JOINT INTEREST OPERATIONS

A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

PROPERTY, PLANT AND EQUIPMENT

Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs associated with exploration and development activities.

Pengrowth excludes the cost of acquiring and evaluating certain unproved properties and costs associated with major development projects from the cost base subject to depletion as quantified in Note 6. Capitalized costs, including future development costs and excluding the cost of unproven properties and major development projects, are depleted on a unit of production method based on total proved reserves before royalties as estimated by independent engineers. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Costs of

46	PENGROWTH 2010 Financial Results

unproven properties are subject to depletion as proven reserves are established or if an impairment of these costs has occurred. Capitalized costs associated with major development projects are subject to depletion when the property begins producing or when development of the property ceases. If impairment occurs for a major development project, the associated costs with the project are also subject to depletion. The amount of major development costs transferred to the depletable cost pool is on a proportionate basis of the land developed and producing at the end of the period. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content of 6:1, as per industry standards.

Repairs and maintenance costs are expensed as incurred.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and recoverable amount of unproved properties and major development projects exceeds the carrying value. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and recoverable amount of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.

Pengrowth performs a separate recoverability test for capitalized costs associated with unproven properties and major development projects. Indicators are used to assess whether capitalized costs may be impaired which include, but are not limited to, the following: the Corporation’s plans to actively pursue exploration, evaluation or development of the property, the timing of leases expiring on the undeveloped land and the economic outlook for commodity prices and costs. If impairment has been assessed, Pengrowth will determine the amount of capitalized costs to transfer to the depletable cost base on a property specific basis or based on specific factors related to the group of capitalized costs determined to be impaired. The amount transferred may be based on the excess of the capitalized costs over the expected cash flows for the property or if the entire property or project is impaired, the total accumulated capitalized costs for the property or project would be depleted.

GOODWILL

Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. Any excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.

INJECTANT COSTS

Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is currently estimated as 24 months.

ASSET RETIREMENT OBLIGATIONS

Pengrowth initially recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding entry made to the carrying amount of the related asset.

PENGROWTH 2010 Financial Results	47

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).

INCOME TAXES

Pengrowth follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is to recognize tax benefits only when it is more likely than not the position will be sustained on examination.

SHARE BASED COMPENSATION PLANS

Pengrowth has share based compensation plans, which are described in Note 13. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expense associated with the share based compensation plans are recognized in income over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of share unit rights and options together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital.

Pengrowth does not have any outstanding share based compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.

FINANCIAL INSTRUMENTS

Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. Changes in fair value of held for trading investments are recorded as unrealized gains (losses) and are included in other expenses (income) in the consolidated statements of income and deficit. The available for sale securities included in other assets is recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost. Bank indebtedness, accounts payable, dividends payable and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which cash flow hedge accounting is permitted would be recorded in other comprehensive income. Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

Comprehensive income includes net income and transactions and other events from non-owner sources such as unrealized gains and losses on effective cash flow hedges. There are no amounts that Pengrowth would include in other comprehensive income except for net income.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income on a straight line basis over the term of the facility.

FOREIGN CURRENCY

The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.

48	PENGROWTH 2010 Financial Results

EQUITY INVESTMENT

Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes, fair value of risk management contracts and ARO are based on estimates. Management reviews the cost estimates and timing assumptions related to the ARO liability on an annual basis which may result in a revision to the ARO liability. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth which is referenced to Pengrowth’s common share price and an estimate of the premium that an arm’s length party would pay to acquire all of the outstanding common shares. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

NET INCOME PER SHARE

Basic net income per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income per share amounts includes the dilutive effect of share unit rights and options and deferred entitlement share units using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money share unit rights and options would be used to purchase common shares at the average trading price during the period. Diluted net income per share amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.

REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

CASH AND TERM DEPOSITS

Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGE IN ACCOUNTING POLICIES

As of January 1, 2010, Pengrowth early adopted the following new Canadian standards:

CICA 1582 “Business Combinations”, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, consideration paid, contingent consideration and certain acquired contingencies to be measured at fair value on the date of acquisition. In addition, acquisition related and restructuring costs are recognized separately from the business combination and are included in the statement of income. The adoption of this standard impacts the accounting treatment of business combinations entered on or after January 1, 2010. With respect to the Monterey acquisition in 2010 (Note 4), the most significant impact of the new standards was the recognition of a $73.8 million gain on Pengrowth’s existing equity investment in Monterey. In addition, the share consideration paid for Monterey was valued using the closing date trust unit price versus the announcement date trust unit price which increased the consideration paid by $40.0 million.

CICA 1601 “Consolidated Financial Statements”, which together with Section 1602 below replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no material impact on Pengrowth’s financial statements.

PENGROWTH 2010 Financial Results	49

CICA 1602 “Non-controlling Interests” establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard had no impact on the consolidated financial statements.

4.	MONTEREY ACQUISITION

Pengrowth and Monterey Exploration Ltd. (“Monterey”) completed a business combination (the “Combination”) whereby each Monterey securityholder elected to receive either: (i) 0.8298 of a trust unit or (ii) 0.8298 of an exchangeable share of Pengrowth Corporation with each exchangeable share being exchangeable to a trust unit. The Combination closed on September 15, 2010 with Pengrowth acquiring 100% of the voting interest in Monterey and resulted in the issuance of 28 million trust units and 5 million exchangeable shares of Pengrowth Corporation to the former Monterey securityholders.

The trust units and exchangeable shares issued in the Combination were valued at $11.00 per trust unit/exchangeable share based on the closing trading price of the trust units on the date of the Combination. Prior to the Combination, Pengrowth held approximately nine million common shares or approximately 20 percent of the outstanding common shares of Monterey. Under the new Canadian accounting standards for business combinations early adopted on January 1, 2010, Pengrowth was required to fair value its previously held equity investment in Monterey and, as a result, recorded a gain of $73.8 million arising from the difference between the fair value on closing date and the book value of the investment prior to the Combination. The fair value of Pengrowth’s previously held equity investment in Monterey was included in the purchase consideration.

The Combination was accounted for as an acquisition of Monterey by Pengrowth as follows:

Acquired net assets:
Property, plant and equipment	$570,367
Goodwill	51,765
Bank debt	(41,883)
Asset retirement obligations	(7,888)
Working capital deficit	(25,667)
Future income taxes	(102,043)
$444,651
Consideration:
Trust units	$307,648
Exchangeable shares	54,939
Fair value of previous equity investment	82,064
$444,651

The estimated fair value of property, plant and equipment was determined using both internal estimates and an independent reserve evaluation. Property, plant and equipment acquired in the Combination included approximately $49 million of producing assets and $521 million of unproven and development properties. The amount of the unproven and development properties was initially excluded from the depletion calculation in accordance with Pengrowth’s accounting policy. The future income tax liability was determined based on applying Pengrowth’s effective future income tax rate of approximately 26 percent to the difference between the book and tax basis of the assets acquired. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent. Transaction costs relating to legal and advisory fees incurred in the Combination of approximately $1.4 million were expensed in the period and included in other expenses (income).

The acquisition of Monterey is consistent with Pengrowth’s strategic focus of acquiring and developing operated unconventional resource plays in the Western Canadian Sedimentary Basin. Pengrowth recognized goodwill of approximately $52 million in the Combination representing, in part, the value of establishing a new core area with resource assets in the Montney play. Pengrowth’s ability to increase this value beyond what Monterey could realize is partially a result of Pengrowth’s ability to fund the development of the necessary capital infrastructure with a lower cost of capital. Goodwill is also impacted by recognizing a future tax liability on the acquisition at an undiscounted amount as required under Canadian accounting standards. Goodwill is not deductible for tax purposes.

50	PENGROWTH 2010 Financial Results

The consolidated financial statements include the results of operations and cash flows from Monterey subsequent to the closing date of September 15, 2010. The impact of the Combination on revenue and net income is not material for pro-forma disclosures.

5.	OTHER ASSETS

	2010	2009
Remediation trust funds	$42,114	$34,837
Equity investment in Monterey Exploration Ltd.	–	5,039
Other investments	5,000	6,151
	$47,114	$46,027

REMEDIATION TRUST FUNDS

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000. Every five years, Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund. The investment in the Judy Creek remediation trust fund is classified as held to maturity and is measured at amortized cost. Interest income is recognized when earned and included in other expenses (income). As at December 31, 2010, the carrying value of the Judy Creek remediation trust fund was $8.7 million (December 31, 2009 – $8.8 million).

Pengrowth has a contractual obligation to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mmbtu of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP. The SOEP remediation trust fund as at December 31, 2010 was $33.4 million (December 31, 2009 – $26.0 million). Investment income is recognized when earned and is recorded as other expense (income). The investments in the fund have been designated as held for trading and are recorded at fair value.

The following reconciles Pengrowth’s remediation trust funds for 2010 and 2009:

Remediation Trust Funds	2010	2009
Opening balance	$34,837	$27,122

Contributions to Judy Creek Remediation Trust Fund	537	635
Contributions to SOEP Environmental Restoration Fund	7,111	7,579
Remediation funded by Judy Creek Remediation Trust Fund	(696)	(558)
Change in remediation trust funds	6,952	7,656

Unrealized gain on held for trading investment	325	59
Closing balance	$42,114	$34,837

EQUITY INVESTMENT IN MONTEREY

On September 15, 2010, Pengrowth completed a business combination with Monterey described in Note 4. Prior to the business combination, Pengrowth held an equity interest in Monterey. As of December 31, 2009, Pengrowth held approximately 20 percent of the outstanding common shares of Monterey. Pengrowth recorded a pre-tax loss of $3.7 million in 2009 to reflect Pengrowth’s proportionate share of Monterey’s net loss in the period. In addition, Pengrowth recorded a pre-tax loss of $1.1 million in 2009 as a result of decreases in its ownership in Monterey. The decrease in ownership was due to Pengrowth not participating in the share issuances completed by Monterey. The equity income (loss) and ownership adjustments are included in other expenses (income) in the consolidated statements of income and deficit.

OTHER INVESTMENTS

Pengrowth sold the remaining shares it held of a public corporation in January 2010 for proceeds of $1.1 million.

Pengrowth holds an investment in a private company with a carrying value of $5 million (December 31, 2009 – $5 million). The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.

PENGROWTH 2010 Financial Results	51

6.	PROPERTY, PLANT AND EQUIPMENT

	2010	2009
Property, plant and equipment, at cost	$8,095,143	$7,272,408
Accumulated depletion, depreciation and amortization	(4,028,160)	(3,498,764)
Net book value of property, plant and equipment	4,066,983	3,773,644
Net book value of deferred injectant costs	9,993	15,725
Net book value of property, plant and equipment and deferred injectants	$4,076,976	$3,789,369

In 2010, approximately $12.9 million (2009 – $9.2 million) of general and administrative costs were capitalized.

As at December 31, 2010, approximately $512 million (December 31, 2009 – $68 million) of capitalized costs to acquire and evaluate unproven and development properties has been excluded from depletion.

Pengrowth performed a ceiling test calculation at December 31, 2010 to assess the recoverable value of property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2011 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2010.

Year	WTI Oil (U.S.$/bbl)	Foreign Exchange Rate (U.S.$/Cdn$)	Edmonton Light Crude Oil (Cdn$/bbl)	AECO Gas (Cdn$/mmbtu)
2011	$88.00	0.980	$86.22	$4.16
2012	$89.00	0.980	$89.29	$4.74
2013	$90.00	0.980	$90.92	$5.31
2014	$92.00	0.980	$92.96	$5.77
2015	$95.17	0.980	$96.19	$6.22
2016	$97.55	0.980	$98.62	$6.53
2017	$100.26	0.980	$101.39	$6.76
2018	$102.74	0.980	$103.92	$6.90
2019	$105.45	0.980	$106.68	$7.06
2020	$107.56	0.980	$108.84	$7.21
Thereafter	+ 2.0 percent/yr	0.980	+ 2.0 percent/yr	+ 2.0 percent/yr

At December 31, 2010, Pengrowth has assessed that no impairment exists for capitalized costs associated with unproven and development properties.

7.	CONTRACT LIABILITIES

Contract liabilities are composed of the following amounts:

	2010	2009
Current portion of firm transportation contracts	$1,677	$1,728
Non-current portion of firm transportation contracts	6,275	7,952
	$7,952	$9,680

Pengrowth assumed firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

52	PENGROWTH 2010 Financial Results

8.	CONVERTIBLE DEBENTURES

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. The debentures bore interest at 6.5% per annum and were convertible at $25.54 per share.

9.	LONG TERM DEBT

	2010	2009
U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$–	$157,546
50 million at 5.47 percent due April 2013	49,638	52,417
71.5 million at 4.67 percent due May 2015	70,731	–
400 million at 6.35 percent due July 2017	396,219	418,530
265 million at 6.98 percent due August 2018	262,354	277,138
115.5 million at 5.98 percent due May 2020	114,206	–
	$893,148	$905,631
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	77,219	84,514
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	39,000	60,000
Total long term debt	$1,024,367	$1,065,145
Current portion of long term debt due April 2010	–	(157,546)
Non-current portion of long term debt	$1,024,367	$907,599

SENIOR UNSECURED NOTES

On April 23, 2010, U.S. $150 million in senior unsecured notes matured resulting in the realization of a cumulative $66 million foreign exchange gain.

On May 11, 2010, Pengrowth closed a U.S. $187 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $71.5 million at 4.67 percent due May 2015 and U.S. $115.5 million at 5.98 percent due May 2020. Similar to other outstanding series, these notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.2 million, were deducted from the carrying amount of the debt and are amortized to income over the expected term of the notes.

As of December 31, 2010, an unrealized cumulative foreign exchange gain of $63.0 million (December 31, 2009 – gain of $77.6 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2010, an unrealized cumulative foreign exchange gain of $36.5 million (December 31, 2009 – gain of $29.2 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2011 – nil, 2012 – nil, 2013 – $89 million, 2014 – nil, 2015 – $149 million.

CREDIT FACILITIES

Pengrowth has a committed unsecured $1.0 billion syndicated extendible revolving credit facility. The facility may be renewed at any time prior to its maturity subject to lender approval. In the event Lenders do not agree to a renewal, the outstanding balance is due upon maturity. During the fourth quarter, Pengrowth elected to extend the maturity date of the facility by three years to October 29, 2013. In conjunction with the renewal of the credit facility, Pengrowth incurred fees of $3.1 million which will be amortized to income over the term of the facility.

The credit facility provides up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. Of this capacity, $1.0 billion is committed while the remaining $250 million is available under an expansion feature subject to lender participation. This facility carries floating interest rates that are expected to range between 2.00 percent and 3.25 percent over

PENGROWTH 2010 Financial Results	53

bankers’ acceptance rates, depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. The facility was reduced by drawings of $39 million and outstanding letters of credit in the amount of approximately $18 million at December 31, 2010.

Pengrowth also maintains a $50 million demand operating facility. This facility was reduced by borrowings of $22 million and outstanding letters of credit of approximately $5 million at December 31, 2010. All borrowings under this facility are included in bank indebtedness on the balance sheet.

10.	ASSET RETIREMENT OBLIGATIONS

The ARO was estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $260 million as at December 31, 2010 (December 31, 2009 – $289 million), based on a total escalated future liability of $1,790 million (December 31, 2009 – $2,016 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2041 and 2061. Pengrowth’s credit adjusted risk free rate of eight percent (2009 – eight percent) and an inflation rate of one and one half percent per annum (2009 – two percent per annum) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2010	2009
ARO, beginning of year	$288,796	$344,345
Increase (decrease) in liabilities during the year related to:
Acquisitions	10,309	365
Dispositions	(1,145)	(2,195)
Additions	1,510	3,146
Revisions (1)	(41,966)	(66,500)
Accretion expense	22,960	27,677
Liabilities settled in the year	(20,926)	(18,042)
ARO, end of year	$259,538	$288,796

(1)	A corresponding adjustment was made to the related asset.

In 2010, Pengrowth recorded a reduction to the ARO liability of $42.0 million (2009 – $66.5 million reduction) as a result of changes to the inflation rate from two percent per annum to one and one half percent per annum and changes to the estimated timing of abandonment and reclamation. The change in estimate was made on a prospective basis and a corresponding adjustment was made to the related asset.

The following summarizes Pengrowth’s expenditures on ARO for 2010 and 2009:

Expenditures on ARO	2010	2009
Expenditures on ARO not covered by the trust funds	$20,230	$17,484
Expenditures on ARO covered by the trust funds (Note 5)	696	558
	$20,926	$18,042

54	PENGROWTH 2010 Financial Results

11.	INCOME TAXES

A reconciliation of tax expense calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for income taxes is as follows:

	2010	2009
Income (loss) before taxes	$185,428	$(58,092)
Combined federal and provincial tax rate	28.40%	29.50%
Expected income tax expense (reduction)	52,668	(17,137)
Net income of the Trust (1)	(77,590)	(98,851)
Foreign exchange gain (2)	(8,320)	(21,956)
Effect of change in corporate tax rate	7,666	5,968
Gain on equity investment	(20,949)	–
Change in valuation allowance	(273)	(6,170)
Other including stock based compensation (3)	1,969	(4,799)
Future income tax reduction	$(44,829)	$(142,945)

(1)	Relates to distributions of taxable income in the Trust for the year ended December 31, 2010 of $273.2 million x 28.40% (December 31, 2009 –$334.4 million x 29.56%) where the income tax liability was the responsibility of the trust unitholder.

(2)	Reflects the 50% non-taxable portion of foreign exchange gains and losses.

(3)	Primarily income that is not taxable and other adjustments.

The future income tax rates in 2010 and 2009 were approximately 25 percent and were applied to the temporary differences compared to the federal and provincial statutory rate of approximately 28 percent for the 2010 taxation year and 29 percent for the 2009 taxation year.

The net future income tax liability is composed of:

	2010	2009
Future income tax assets:
Asset retirement obligation	$66,750	$68,890
Non-capital losses	131,222	135,263
Unrealized commodity loss	7,645	7,312
Other	2,271	2,824
	207,888	214,289
Less: Valuation allowance	–	(273)
	207,888	214,016
Future income tax liabilities:
Property, plant and equipment and other assets	(425,821)	(382,285)
Foreign exchange gain	(19,820)	(12,402)
Net future tax liability	$(237,753)	$(180,671)

In calculating the future income tax liability in 2010, Pengrowth included $514.4 million (2009 – $539.4 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2012 and 2030.

12.	SHAREHOLDERS’ EQUITY

SHAREHOLDERS’ CAPITAL

Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

PENGROWTH 2010 Financial Results	55

The following provides the number of common shares issued under the Arrangement (Note 1) and the total number of common shares outstanding as at December 31, 2010:

	Number of Common Shares	Amount
Issued to trust unitholders	321,910,802	$5,270,006
Issued to exchangeable shareholders (1)	4,113,238	44,225
Elimination of the deficit (Notes 1 and 14)	–	(2,146,848)
Balance at December 31, 2010	326,024,040	$3,167,383

(1)	Common shares issued after applying the exchange ratio of 1.02308 per exchangeable share held.

TRUST UNITHOLDERS’ CAPITAL

As a result of the conversion from an income trust to a corporation described in Note 1, all outstanding trust units of the Trust were exchanged on a one-for-one basis for common shares of the Corporation on December 31, 2010.

The following provides a continuity of trust unitholders’ capital for the years ended 2010 and 2009:

	2010		2009
Trust Units Issued	Number of Trust Units	Amount	Number of Trust Units	Amount
Balance, beginning of year	289,834,790	$4,920,945	256,075,997	$4,588,587
Issued on redemption of Deferred Entitlement Trust Units (DEUs) (non-cash)	257,607	2,966	416,043	5,741
Issued for cash on exercise of trust unit rights	587,314	3,661	299,684	1,918
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,282,912	24,072	3,026,166	26,319
Issued for the Monterey business combination (Note 4)	27,967,959	307,648	–	–
Issued on redemption of Exchangeable shares (1)	980,220	10,714	–	–
Issued for cash under At The Market (ATM) Plan	–	–	1,169,900	10,723
Issued for cash on equity issue	–	–	28,847,000	300,009
Trust unit rights incentive plan (non-cash exercised)	–	623	–	346
Issue costs net of tax	–	(623)	–	(12,698)
Trust units exchanged for common shares under the Arrangement (Note 1)	(321,910,802)	(5,270,006)	–	–
Balance, end of year	–	$–	289,834,790	$4,920,945

(1)	Trust units issued based on the exchange ratio in effect at the time of redemption.

EXCHANGEABLE SHARES

Pengrowth issued exchangeable shares in the Monterey acquisition described in Note 4. These exchangeable shares were included in equity based on Canadian accounting standards that permit the inclusion of certain exchangeable shares in equity as the exchangeable shares were exchangeable into trust units based on the exchange ratio in effect at the time of redemption. The exchange ratio increased with each cash distribution and was calculated by multiplying the distribution per trust unit by the opening exchange ratio and dividing by the ten day weighted average trading price of the trust units on the Toronto Stock Exchange prior to the distribution record date.

On December 31, 2010, all outstanding exchangeable shares were exchanged into 1.02308 common shares of the Corporation for each exchangeable share held.

56	PENGROWTH 2010 Financial Results

The following provides a continuity of the exchangeable shares from the date of issue to December 31, 2010:

	Number of Shares	Amount
Issued for the Monterey business combination (Note 4)	4,994,426	$54,939
Redeemed for trust units	(973,980)	(10,714)
Exchanged for common shares under the Arrangement (Note 1)	(4,020,446)	(44,225)
Balance at December 31, 2010	–	$–

DIVIDEND REINVESTMENT PLAN

In conjunction with the conversion, Pengrowth revised its Dividend Reinvestment Plan (DRIP). DRIP entitles the shareholder to reinvest cash dividends in additional shares of Pengrowth. Under the revised DRIP, the shares are issued from treasury at a five percent discount to the weighted average closing price of all shares traded on the TSX for the five trading days preceding a dividend payment date.

Previously, the Trust had a similar program where unitholders were entitled to reinvest cash distributions in additional trust units of the Trust. The trust units under this plan were issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the twenty trading days preceding a distribution payment date.

“AT THE MARKET” DISTRIBUTION

The Equity Distribution Program permitted the Trust to distribute up to 25 million trust units from time to time at prevailing market rates through either the New York or Toronto Stock Exchanges. The program expired in January 2010 and was not reinstated subsequent to the Arrangement. No trust units were issued under the program in 2010 (2009 – 1.2 million units).

CONTRIBUTED SURPLUS

	2010	2009
Balance, beginning of year	$18,617	$16,579
Trust unit rights incentive plan (non-cash expensed)	1,172	2,953
Deferred entitlement units plan (non-cash expensed)	3,393	5,172
Trust unit rights incentive plan (non-cash exercised)	(623)	(346)
Deferred entitlement units plans (non-cash exercised)	(2,966)	(5,741)
Balance, end of year	$19,593	$18,617

13.	SHARE BASED COMPENSATION PLANS

Pengrowth has several share based compensation plans. The new Long Term Incentive Plan (LTIP) as described below will be used to grant awards of share based compensation on or after January 1, 2011. The long term incentive plan that was used by the Trust is currently being phased out with no new awards to be issued under the previous incentive plans. Up to four and one half percent of the issued and outstanding common shares, in aggregate, may be reserved for issuance under the share based compensation plans.

NEW LONG TERM INCENTIVE PLAN (LTIP)

Effective January 1, 2011, the following plans under the new LTIP were implemented:

(a)	Performance Share Units (PSUs)

PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs are awarded to employees, officers and special consultants. The number of shares issued will be subject to a performance factor ranging from zero to two times the number of shares granted plus the amount of reinvested notional dividends.

(b)	Restricted Share Units (RSUs)

RSUs are awarded to employees, officers and special consultants and entitle the holder to a number of common shares plus reinvested notional dividends to be issued at vesting over three years. The RSUs will vest on the first, second and third anniversary date from the date of grant.

PENGROWTH 2010 Financial Results	57

(c)	Deferred Share Units (DSUs)

The DSU plan is currently intended for members of the Board of Directors. Each DSU entitles the holder to a number of common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends accruing during the term of the DSUs.

The Board of Directors retains certain discretion with respect to performance criteria and other aspects of the LTIP.

PREVIOUS LONG TERM INCENTIVE PLAN

(a)	Deferred Entitlement Share Units Plan (formerly the DEU Plan)

The DEU Plan that was effective under the Trust was renamed on conversion to the Deferred Entitlement Share Units Plan (DESU). The DESU plan comprises of two types of awards being performance and non-performance related share units. The performance related share units issued to each participant at the end of the three year vesting period will be subject to a performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy corporations such that upon vesting, the number of shares issued from treasury may range from zero to two times the total of the number of shares granted plus accrued shares through the deemed reinvestment of notional dividends. The non-performance related share units generally vest equally over three years and entitles the holder in each vesting year to one third of the number of common shares initially granted plus the amount of any reinvested notional dividends.

The following provides a continuity of DESUs for the years ended 2010 and 2009:

	2010		2009
DESUs	Number of DESUs	Weighted average price	Number of DESUs	Weighted average price
Outstanding, beginning of year	2,291,469	$12.38	1,270,750	$19.38
Granted	1,469,536	11.21	1,174,601	6.55
Forfeited	(548,323)	11.12	(120,637)	12.63
Exercised	(459,074)	18.82	(297,184)	20.57
Deemed DRIP (1)	194,980	11.20	263,939	14.05
Outstanding, end of year	2,948,588	$10.95	2,291,469	$12.38

Comprised of:
Performance related DESUs	1,957,660	$10.47	2,104,400	$12.18
Non-Performance related DESUs	990,928	11.91	187,069	14.61
Outstanding, end of year	2,948,588	$10.95	2,291,469	$12.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.

Compensation expense related to the DESU plan is based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant, which has been estimated at 25 percent for officers and employees. The number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions.

Pengrowth recorded compensation expense of approximately $3.4 million in 2010 (2009 – $5.2 million) related to the DESU plan. Compensation expense associated with the DESUs granted in 2010 was based on the weighted average grant date fair value of $11.21 per DESU (2009 – $6.55 per DESU). As at December 31, 2010, the amount of compensation expense to be recognized over the remaining vesting period was $10.0 million (December 31, 2009 – $6.6 million) or $4.26 per DESU (2009 – $4.34 per DESU), subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.6 years (2009 – 1.6 years).

(b)	Common Share Rights Incentive Plan (formerly the Trust Unit Rights Incentive Plan)

The Trust Unit Rights Incentive Plan that was effective under the Trust was renamed as the Common Share Rights Incentive Plan. This plan consists of two types of awards being share unit options exercisable at a fixed price and share unit rights exercisable at the original grant price or at a reduced price that is calculated in accordance with the plan. The Common Share Rights Incentive Plan provides the holder the right to purchase common shares over a five year period. In 2010 there were no exercise price reductions under this plan (2009 – $0.03 per share unit right).

58	PENGROWTH 2010 Financial Results

The following provides a continuity of share unit rights and options for the years ended 2010 and 2009:

	2010		2009
	Number outstanding	Weighted average price	Number outstanding	Weighted average price
Outstanding, beginning of year	5,455,598	$12.23	3,292,622	$16.78
Granted (1)	30,144	11.22	2,958,378	6.63
Forfeited	(1,314,662)	13.59	(495,718)	12.25
Exercised	(587,314)	6.23	(299,684)	6.40
Outstanding, end of year	3,583,766	$12.70	5,455,598	$12.23

Comprised of:
Share Unit Options	1,646,445	$7.02	–	$–
Share Unit Rights	1,937,321	17.53	5,455,598	12.23
Outstanding, end of year	3,583,766	$12.70	5,455,598	$12.23

(1)	Weighted average exercise price of rights granted is based on the exercise price at the date of grant.

The following table summarizes information about share unit rights and options outstanding and exercisable at December 31, 2010:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Options outstanding
$6.00 to $8.99	1,198,152	3.2	$6.10	798,768	$6.10
$9.00 to $12.99	448,293	3.5	9.49	292,771	9.46
Total options outstanding	1,646,445	3.3	$7.02	1,091,539	$7.00

Rights outstanding
$13.00 to $18.99	1,647,601	1.8	$17.20	1,647,601	$17.20
$19.00 to $22.99	289,720	0.3	19.43	289,720	19.43
Total rights outstanding	1,937,321	1.6	$17.53	1,937,321	$17.53

Compensation expense associated with the share unit rights granted during 2010 was based on the estimated fair value of $1.67 per share unit right (2009 – $1.13). The fair value of share unit rights granted in the period was estimated at 15 percent of the exercise price (2009 – 17 percent) at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 2.8 percent (2009 – 1.7 percent), volatility of 47 percent (2009 – 43 percent), expected dividend yield of 19 percent per share (2009 – 20 percent) and reductions in the exercise price over the life of the share unit right. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers (2009 – five percent) and ten percent for employees (2009 – ten percent).

Compensation expense related to the share unit rights and option plan in 2010 was $1.2 million (2009 – $3.0 million). As at December 31, 2010, the amount of compensation expense to be recognized over the remaining vesting period was $0.2 million (December 31, 2009 – $1.4 million) or $0.04 per share unit option (December 31, 2009 – $0.23 per share unit). The unrecognized compensation cost will be recognized over the weighted average remaining vesting period of 0.4 years (2009 – 1.1 years).

EMPLOYEE SAVINGS PLANS

Pengrowth has savings plans whereby it will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (“Group RRSP”), to purchase shares in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Share Purchase Plan and Group RRSP in 2010 were $4.2 million and $1.2 million, respectively (2009 – $4.6 million and $1.1 million, respectively).

PENGROWTH 2010 Financial Results	59

14.	DEFICIT

	2010	2009
Accumulated earnings	$2,386,298	$2,156,041
Accumulated distributions declared	(4,533,146)	(4,300,562)
Elimination of deficit (Note 1)	2,146,848	–
	$–	$(2,144,521)

Pursuant to the Arrangement described in Note 1, shareholders’ capital was reduced by the amount of the consolidated deficit of the Trust on December 31, 2010. The Trust historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion.

Actual cash distributions paid in 2010 were cash distributions of the Trust of $251 million (2009 – $334 million). The final distribution payment to the Trust unitholders of record on December 31, 2010 was paid on January 17, 2011. Distributions payable to the unitholders of the Trust at year end represents this final distribution payment.

15.	FOREIGN EXCHANGE (GAIN) LOSS

	2010	2009
Unrealized foreign exchange gain on translation of U.S. dollar denominated debt	$(50,692)	$(144,455)
Unrealized foreign exchange gain on translation of U.K. Pound Sterling denominated debt	(7,366)	(3,840)
	(58,058)	(148,295)
Unrealized loss (gain) on foreign exchange risk management contracts on U.K. Pound Sterling denominated debt	8,140	(938)
Unrealized foreign exchange gain	$(49,918)	$(149,233)
Realized foreign exchange loss (gain)	2,061	(489)
	$(47,857)	$(149,722)

16.	OTHER CASH FLOW DISCLOSURES

CHANGE IN NON-CASH OPERATING WORKING CAPITAL

Cash provided by (used for):	2010	2009
Accounts receivable	$3,590	$15,284
Accounts payable	6,409	(48,529)
Due from Pengrowth Management Limited	–	623
	$9,999	$ (32,622)

CHANGE IN NON-CASH INVESTING WORKING CAPITAL

Cash provided by (used for):	2010	2009
Accounts receivable	$495	$(495)
Accounts payable and capital accruals	17,033	(26,962)
	$17,528	$ (27,457)

CASH INTEREST PAYMENTS

	2010	2009
Interest and financing charges	$71,529	$85,566

60	PENGROWTH 2010 Financial Results

17.	RELATED PARTY TRANSACTIONS

Pengrowth Management Limited “the Manager” provided certain services pursuant to a management agreement which expired on June 30, 2009. There were no charges to Pengrowth in 2010 for management fees (2009 – $2.8 million) nor for reimbursement of general and administrative expenses incurred by the Manager (2009 – $2.1 million).

A senior officer of Pengrowth was a member of the Board of Directors of Monterey, a company that was acquired in September 2010 (Note 4).

18.	AMOUNTS PER SHARE

The following reconciles the weighted average number of shares used in the basic and diluted net income per share calculations:

	2010	2009
Weighted average number of shares – basic	301,026,164	264,121,262
Dilutive effect of share unit rights, options and DESUs	2,200,484	1,779,172
Weighted average number of shares – diluted	303,226,648	265,900,434

In 2010, 2.4 million shares (2009 – 5.8 million) from share unit rights, options and DESUs were excluded from the diluted net income per share calculation as their effect is anti-dilutive. The weighted average number of exchangeable shares has been included in the basic weighted average number of shares outstanding using the “if converted” method.

19.	CAPITAL DISCLOSURES

Pengrowth defines its capital as shareholders’ equity, long term debt, bank indebtedness and working capital.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per share basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and total debt to total capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and total debt to total capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of dividends paid to shareholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA and total debt to total capitalization are within reasonable limits.

PENGROWTH 2010 Financial Results	61

The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

As at December 31:	2010	2009
Term credit facilities	$39,000	$60,000
Senior unsecured notes (1)	985,367	847,599
Working capital deficiency	91,629	217,007
Convertible debentures	–	74,828
Total debt including convertible debentures	$1,115,996	$1,199,434

(1)	Non-current portion of long term debt.

20.	FINANCIAL INSTRUMENTS

Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, fair value of risk management assets and liabilities, remediation trust funds, other investments in another entity, dividends payable to shareholders, bank indebtedness and long term debt.

Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.

RISK MANAGEMENT OVERVIEW

Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk and interest rate risk.

Commodity Price Risk

Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow which enables Pengrowth to fund its capital development program and dividends. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

As at December 31, 2010, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
Reference Point	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	12,000	Jan 1, 2011 – Dec 31, 2011	$87.87 Cdn
WTI (1)	5,000	Jan 1, 2012 – Dec 31, 2012	$91.04 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

62	PENGROWTH 2010 Financial Results

Natural Gas:
Reference Point	Volume (mmbtu/d)	Term	Price per mmbtu
Financial:
AECO	45,021	Jan 1, 2011 – Dec 31, 2011	$5.60 Cdn
Chicago MI (1)	5,000	Jan 1, 2011 – Dec 31, 2011	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

Commodity Price Sensitivity

Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts as at December 31, 2010 (December 31, 2009 – $4.7 million). Similarly, each Cdn $0.25 per mmbtu change in future natural gas prices would result in approximately Cdn $4.6 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts (December 31, 2009 – $12.8 million).

As at close December 31, 2010, the AECO spot gas price was approximately $4.05 per mmbtu (December 31, 2009 – $5.81 per mmbtu) and the WTI prompt month price was US $91.38 per barrel (December 31, 2009 – $79.36 per barrel).

Power Price Risk

As at December 31, 2010, Pengrowth had fixed the price applicable to future power costs as follows:

Power:
Reference Point	Volume (MW)	Term	Price per MW
Financial:
AESO	25	Jan 1, 2011 – Dec 31, 2011	$46.34 Cdn

Power Price Sensitivity

Each Cdn $1 per MW change in future power prices would result in approximately Cdn $0.2 million (2009 $0.2 million) pre-tax change in the unrealized gain (loss) on power risk management contracts.

As at close December 31, 2010, the Alberta average power pool spot price was approximately Cdn $26.99/MW (December 31, 2009 – $43.79 per MW).

Foreign Exchange Risk

Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.

Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.

Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar.

Foreign Exchange Rate Sensitivity

The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2010	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$9,020	$500
Unrealized foreign exchange risk management gain or loss	–	578

PENGROWTH 2010 Financial Results	63

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity as at December 31, 2009	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	–	572

Interest Rate Risk

Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates.

Interest Rate Sensitivity

As at December 31, 2010, Pengrowth has approximately $1.0 billion of long term debt (December 31, 2009 – $1.1 billion) of which $39 million (December 31, 2009 – $60 million) is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $0.4 million for 2010 (2009 – $0.6 million).

Summary of Risk Management Contracts

Pengrowth’s risk management contracts are recorded on the balance sheet at their estimated fair value and realized and unrealized gains and losses are included in the income statement.

The following tables provide details of the fair value of risk management contracts and the unrealized and realized gains and losses on risk management recorded in the income statement:

As at and for the year ended December 31, 2010	Commodity risk management contracts (1)	Power risk management contracts (2)	Foreign exchange risk management contracts (3)	Total
Current portion of risk management assets	$12,680	$870	$–	$13,550
Current portion of risk management liabilities	(8,029)	–	(1,249)	(9,278)
Non-current portion of risk management liabilities	(6,736)	–	(24,680)	(31,416)
Risk management (liabilities) assets, end of year	(2,085)	870	(25,929)	(27,144)
Risk management (liabilities) assets at beginning of year	(9,034)	–	(17,789)	(26,823)
Unrealized gain (loss) on risk management contracts for the year	6,949	870	(8,140)	(321)
Realized gain (loss) on risk management contracts for the year	75,065	565	(586)	75,044
Total unrealized and realized gain (loss) on risk management contracts for the year	$82,014	$1,435	$(8,726)	$74,723

As at and for the year ended December 31, 2009	Commodity risk management contracts (1)	Power risk management contracts (2)	Foreign exchange risk management contracts (3)	Total
Current portion of risk management assets	$14,001	$–	$–	$14,001
Current portion of risk management liabilities	(16,661)	–	(894)	(17,555)
Non-current portion of risk management liabilities	(6,374)	–	(16,895)	(23,269)
Risk management (liabilities) assets, end of year	(9,034)	–	(17,789)	(26,823)
Risk management assets (liabilities) at beginning of year	164,692	–	(18,727)	145,965
Unrealized (loss) gain on risk management contracts for the year	(173,726)	–	938	(172,788)
Realized gain (loss) on risk management contracts for the year	171,147	–	(328)	170,819
Total unrealized and realized (loss) gain on risk management contracts for the year	$(2,579)	$–	$610	$(1,969)

(1)	Unrealized gains and losses are presented as a separate caption in revenue. Realized gains and losses are included in oil and gas sales.

(2)	Unrealized gains and losses are included in other expenses (income). Realized gains and losses are included in operating expenses.

(3)	Unrealized gains and losses are presented as a separate caption in expenses. Realized gains and losses are included in interest expense.

64	PENGROWTH 2010 Financial Results

FAIR VALUE

The fair value of accounts receivable, accounts payable, bank indebtedness, and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2010 and 2009.

			Fair Value Measurements Using:
As at December 31, 2010	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets	(Level 2) Significant Other Observable Inputs
Financial Assets
Remediation trust funds	$42,114	$42,115	$42,115	$–
Fair value of risk management contracts	13,550	13,550	–	13,550
Financial Liabilities
U.S. dollar denominated senior unsecured notes	893,148	988,949	–	988,949
Cdn dollar senior unsecured notes	15,000	15,735	–	15,735
U.K. Pound Sterling denominated unsecured notes	77,219	84,599	–	84,599
Fair value of risk management contracts	40,694	40,694	–	40,694

			Fair Value Measurements Using:
As at December 31, 2009	Carrying Amount	Fair Value	(Level 1) Quoted Prices in Active Markets	(Level 2) Significant Other Observable Inputs
Financial Assets
Remediation trust funds	$34,837	$34,821	$34,821	$–
Fair value of risk management contracts	14,001	14,001	–	14,001
Other Assets – investment in public company	1,151	1,151	1,151	–
Financial Liabilities
U.S. dollar denominated senior unsecured notes	905,631	963,136	–	963,136
Cdn dollar senior unsecured notes	15,000	15,164	–	15,164
U.K. Pound Sterling denominated unsecured notes	84,514	89,724	–	89,724
Convertible debentures	74,828	76,423	76,423	–
Fair value of risk management contracts	40,824	40,824	–	40,824

Level 1 Fair Value Measurements

Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.

Level 2 Fair Value Measurements

Risk management contracts – the fair value of the risk management contracts is based on commodity and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Term notes – the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

CREDIT RISK

Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously

PENGROWTH 2010 Financial Results	65

existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.

Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has three counterparties that individually account for more than ten percent of annual revenue. All of these counterparties are large, well-established companies supported by investment grade credit ratings.

Pengrowth considers amounts over 90 days as past due. As at December 31, 2010 and 2009, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2010 and 2009 and has no significant bad debt provision at December 31, 2010 and 2009. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

As at December 31, 2010	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility (1)	$39,000	$42,644	$1,289	$1,289	$40,066	$–
Cdn dollar senior unsecured notes (1)	15,000	22,578	992	992	2,975	17,619
U.S. dollar denominated senior unsecured notes (1)	893,148	1,288,764	56,571	56,571	281,108	894,514
U.K. Pound Sterling denominated unsecured notes (1)	77,219	98,393	4,235	4,235	89,923	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,736	6,911	–	6,911	–	–
Foreign exchange risk management contracts	24,680	150	30	30	90	–

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

66	PENGROWTH 2010 Financial Results

As at December 31, 2009	Carrying Amount	Contractual Cash Flows	Within 1 year	1-2 years	2-5 years	More than 5 years
Cdn dollar revolving credit facility (1)	$60,000	$60,892	$613	$60,279	$–	$–
Cdn dollar senior unsecured notes (1)	15,000	23,571	992	992	2,977	18,610
U.S. dollar denominated senior unsecured notes (1)	748,085	1,131,180	49,009	49,009	194,858	838,304
U.K. Pound Sterling denominated unsecured notes (1)	84,514	112,384	4,637	4,637	13,923	89,187
Convertible debentures (1)(2)	74,828	79,599	–	79,599	–	–
Remediation trust fund payments	–	12,500	250	250	750	11,250
Commodity risk management contracts	6,374	6,517	–	6,517	–	–
Foreign exchange risk management contracts	16,895	180	30	30	90	30

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

(2)	Convertible debentures were redeemed on January 14, 2010 using proceeds from the revolving credit facility. The repayment of the convertible debentures has been shown in the above table as due in 1-2 years with the revolving credit facility.

21.	COMMITMENTS

	2011	2012	2013	2014	2015	Thereafter	Total
Operating leases	$13,571	$13,430	$13,335	$12,840	$12,153	$23,268	$88,597

Operating leases include office rent and vehicle leases.

22.	CONTINGENCIES

Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

23.	SUBSEQUENT EVENT

Subsequent to December 31, 2010 and prior to March 8, 2011, Pengrowth has entered into fixed price commodity sales contracts with third parties as follows:

Crude Oil:
Reference	Volume (bbl/d)	Term	Price per bbl
Financial:
WTI (1)	1,500	Mar 1, 2011 - Dec 31, 2011	$100.68 Cdn
WTI (1)	2,500	Apr 1, 2011 - Dec 31, 2011	$100.01 Cdn
WTI (1)	5,000	Jan 1, 2012 - Dec 31, 2012	$99.20 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed.

24.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP) as they apply to Pengrowth, are as follows:

(a)	Under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent based on the average of the prices on the first day of each month for the prior twelve-month period plus the lower of cost and fair value of unproven properties. At December 31, 2010 and 2009, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition, under U.S. GAAP depletion is calculated based

PENGROWTH 2010 Financial Results	67

on the reserve assignments in accordance with SEC requirements (based on the average of the prices on the first day of each month for the prior twelve month period) as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments in prior years and a different depletion rate under U.S. GAAP has reduced the 2010 depletion charge by $155.7 million (2009 – $189.4 million). Depletion and depreciation on a per unit of production under U.S. GAAP was $13.42 per BOE (2009 – $13.53).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the life of the foreign exchange swap under U.S. GAAP.

(c)	Under U.S. GAAP, the exchangeable shares were classified as a non-controlling interest. The conversion of the exchangeable shares into trust units or common shares would be measured under U.S. GAAP at the fair value of the trust units or common shares issued and any gain or loss would be recorded as an addition or reduction of trust unitholders’ capital or shareholders’ capital, respectively. Under Canadian GAAP, the exchangeable shares were recognized as another form of equity and there was no gain or loss on redemption. There is no Canadian to U.S. GAAP difference to total shareholders’ equity as a result of the differing treatment of exchangeable shares.

Prior to December 31, 2010, the trust units were redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month was limited to a maximum of $25,000. Redemptions in excess of the cash limit had to be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which were held by the Trust at the time the trust units were to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units were not classified as redeemable equity for the purposes of U.S. GAAP. The common shares outstanding as of December 31, 2010 are not redeemable.

(d)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction at the federal level for the year ended December 31, 2010 is $1.7 million (2009 – $42.0 million). The portion of income tax reduction at the provincial level is $1.0 million (2009 – $23.4 million).

(e)	Additional disclosures required under U.S. GAAP with respect to Pengrowth’s equity incentive plans is provided below.

The intrinsic value of the DESUs and Share Unit Rights and Options exercised was as follows:

	2010		2009
	Number Exercised	Intrinsic Value	Number Exercised	Intrinsic Value
DESUs	459,074	$2,874	297,184	$3,121
Share Unit Rights and Options	587,314	3,037	299,684	867
Total	1,046,388	$5,911	596,868	$3,988

The following table summarizes information about DESUs and Share Unit Rights and Options vested and expected to vest:

At December 31, 2010	DESUs	Share Unit Rights and Options
Number vested and expected to vest	2,000,547	3,528,275
Weighted average exercise price per unit (1)	$–	$12.79
Aggregate intrinsic value (2)	$25,567	$9,160
Weighted average remaining life (years)	1.6	2.3

68	PENGROWTH 2010 Financial Results

At December 31, 2009	DESUs	Share Unit Rights and Options
Number vested and expected to vest	1,570,348	5,218,787
Weighted average exercise price per unit (1)	$–	$12.39
Aggregate intrinsic value (2)	$15,939	$8,238
Weighted average remaining life (years)	1.4	3.3

(1)	No proceeds are received upon exercise of DESUs.

(2)	Based on December 31 closing common share price.

The following table summarizes information about DESUs and Share Unit Rights and Options outstanding:

At December 31, 2010	DESUs	Share Unit Rights and Options
Number exercisable (1)	249,839	3,028,860
Weighted average exercise price per unit (2)	$–	$13.74
Aggregate intrinsic value (3)	$3,193	$6,309
Weighted average remaining life (years)	–	2.2

At December 31, 2009	DESUs	Share Unit Rights and Options
Number exercisable (1)	158,981	3,087,494
Weighted average exercise price per unit (2)	$–	$14.95
Aggregate intrinsic value (3)	$1,614	$2,217
Weighted average remaining life (years)	–	2.7

(1)	DESUs exercisable at December 31, 2010 and 2009 were granted to directors, vest immediately and are only exercisable upon retirement.

(2)	No proceeds are received upon exercise of DESUs.

(3)	Based on December 31 closing common share price.

(f)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.

On January 14, 2010, Pengrowth redeemed all of the outstanding Convertible Unsecured Subordinated Debentures. The cash redemption amount was approximately $76.8 million, including accrued interest to the redemption date. Non-cash interest of $0.1 million was recognized upon redemption.

(g)	The following table summarizes the unrecognized tax benefits under U.S. GAAP:

	2010	2009
Balance, January 1	$19,288	$21,239
Additions (decreases) based on tax positions in the year	–	(1,260)
Decrease due to change in tax rates	(292)	(691)
Balance, December 31	$18,996	$19,288

PENGROWTH 2010 Financial Results	69

The following table summarizes open taxation years at December 31, 2010 by jurisdiction:

Jurisdiction	Years
Federal	2004 - 2009
Alberta, British Columbia, Saskatchewan, and Nova Scotia	2004 - 2009

The 2004 tax examination by federal authorities is currently in progress.

Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2010 and 2009.

Unrecognized tax benefits are classified as current or long-term liabilities under U.S. GAAP as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.

(h)	Fair Value Measurements

The framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes under U.S. GAAP is consistent with the framework under Canadian GAAP, except that Canadian GAAP only requires disclosure of the fair value hierarchy for items normally measured at fair value. In addition, under Canadian GAAP the framework only applies to financial assets and liabilities measured at fair value as at December 31, 2010 and 2009 while under U.S. GAAP the framework applies to all financial assets and liabilities and non-financial assets and liabilities measured at fair value or for which fair value is disclosed for December 31, 2010 and 2009. Pengrowth’s disclosure under Canadian GAAP includes assets and liabilities measured at fair value and for which fair value is disclosed, consistent with U.S. GAAP. The estimated fair value of property, plant and equipment and asset retirement obligations for the business combination described in Note 4, would have a Level 3 classification as the valuations in this level are primarily those with inputs that are not based on observable market data. The fair value of Pengrowth’s equity investment in Monterey at the time of the acquisition was a Level 1 fair value.

(i)	Under U.S. GAAP, unrealized gains or losses on commodity risk management would be included with oil and gas sales.

(j)	Effective January 1, 2009, Pengrowth adopted new disclosure standards under U.S. GAAP with respect to derivatives and hedging. These new disclosure standards are similar to Canadian GAAP (see note 20). The following are additional disclosures required under U.S. GAAP with respect to Pengrowth’s derivatives.

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $30.9 million (2009 – $38.2 million). The total of all risk management liabilities is $58.1 million (2009 – $65.0 million). Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

(k)	Upon conversion to a corporation on December 31, 2010, Pengrowth eliminated the accumulated deficit under Canadian GAAP by reducing the shareholders’ capital. This would not normally be permitted under U.S. GAAP. The total shareholders’ equity under U. S. GAAP remains unchanged.

70	PENGROWTH 2010 Financial Results

CONSOLIDATED STATEMENTS OF INCOME

The application of U.S. GAAP would have the following effect on net income as reported:

(Stated in thousands of Canadian Dollars, except per share amounts)

	Year ended December 31, 2010	Year ended December 31, 2009
Net income for the year, as reported	$230,257	$84,853
Adjustments:
Depletion and depreciation (a)	155,686	189,371
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	(120)	40
Future tax adjustments	(47,522)	(77,553)
Net income – U.S. GAAP	$338,573	$196,983
Other comprehensive income (loss):
Amortization of discontinued hedge (b)	(272)	(272)
Comprehensive income – U.S. GAAP	$338,301	$196,711
Net Income per share – U.S. GAAP
Basic	$1.12	$0.74
Diluted	$1.12	$0.74

CONSOLIDATED BALANCE SHEETS

The application of U.S. GAAP would have the following effect on the balance sheets as reported:

(Stated in thousands of Canadian Dollars)

As at December 31, 2010	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$4,076,976	$ (1,406,816)	$2,670,160
Future income taxes (g)	–	146,577	146,577
		$(1,260,239)
Liabilities
Future income taxes (g)	$237,753	$(237,753)	$–
Other long term liabilities (g)	–	18,996	18,996
Shareholders’ equity:
Accumulated other comprehensive income (b)	$–	$1,358	$1,358
Shareholders’ equity (c)	3,186,976	(1,042,840)	2,144,136
		$(1,260,239)

PENGROWTH 2010 Financial Results	71

As at December 31, 2009	As Reported	Increase (Decrease)	U.S. GAAP
Assets
Property, plant and equipment (a)	$3,789,369	$ (1,562,502)	$2,226,867
Future income taxes (g)	–	251,473	251,473
		$(1,568,507)
Liabilities
Convertible debentures	$74,828	$40	$74,868
Future income taxes (g)	180,671	(180,671)	–
Other long term liabilities (g)	–	19,288	19,288
Shareholders’ equity:
Accumulated other comprehensive income (b)	$–	$1,630	$1,630
Shareholders’ equity (c)	2,795,201	(1,151,316)	1,643,885
		$(1,568,507)

ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

The components of accounts receivable are as follows:

	As at December 31, 2010	As at December 31, 2009
Trade	$170,702	$159,309
Prepaid	18,914	23,033
	$189,616	$182,342

The components of accounts payable are as follows:

	As at December 31, 2010	As at December 31, 2009
Accounts payable	$65,072	$50,998
Accrued liabilities	175,880	134,339
	$240,952	$185,337

72	PENGROWTH 2010 Financial Results

Corporate Profile

DIRECTORS OF PENGROWTH ENERGY CORPORATION

John B. Zaozirny; Chairman
Vice Chairman Canaccord Genuity Corp.

Thomas A. Cumming,
Business Consultant

Derek W. Evans
President and CEO Pengrowth Energy Corporation

Wayne K. Foo
President & CEO, Parax Resources Inc.

James D. McFarland
President and CEO, Valeura Energy Inc.

Michael S. Parrett
Business Consultant

A. Terence Poole
Business Consultant

D. Michael G. Stewart
Corporate Director

OFFICERS OF PENGROWTH ENERGY CORPORATION

Derek W. Evans
President and Chief Executive Officer

Gillian Basford
Vice President, Human Resources

Douglas C. Bowles
Vice President and Controller

James E.A. Causgrove
Vice President, Production and Operations

William G. Christensen
Vice President, Strategic Planning and Reservoir Exploitation

Brent D. Defosse
Vice President, Drilling & Completions

David Dean Evans
Treasurer

Andrew D. Grasby
General Counsel & Corporate Secretary

Robert W. Rosine
Executive Vice President, Business Development

Diane J. Shirra
Vice President, Montney Gas

Christopher G. Webster
Chief Financial Officer

TRUSTEE

Computershare Trust Company of Canada

BANKERS

Bank Syndicate Agent:
Royal Bank of Canada

AUDITORS

KPMG LLP

ENGINEERING CONSULTANTS

GLJ Petroleum Consultants Ltd.

ABBREVIATIONS

bbl	barrel
Bcf	billion cubic feet
boe*	barrels of oil equivalent
gj	gigajoule
Mbbls	thousand barrels
MMbbls	million barrels
Mboe*	thousand barrels of oil equivalent
MMboe*	million barrels of oil equivalent
MMBtu	million British thermal units
Mcf	thousand cubic feet
MMcf	million cubic feet
MW	mega watt

* 6 mcf of gas = 1 barrel of oil equivalent

Corporate Profile DIRECTORS OF PENGROWTH OFFICERS OF PENGROWTH TRUSTEE ENERGY CORPORATION ENERGY CORPORATION Computershare Trust Company of John B. Zaozirny; Chairman Derek W. Evans Canada Vice Chairman Canaccord Genuity Corp. President and Chief Executive Officer Thomas A. Cumming, Gillian Basford BANKERS Business Consultant Vice President, Human Resources Bank Syndicate Agent: Derek W. Evans Douglas C. Bowles Royal Bank of Canada President and CEO Pengrowth Vice President and Controller Energy Corporation James E.A. Causgrove Wayne K. Foo Vice President, Production and AUDITORS President & CEO, Parax Resources Inc. Operations KPMG LLP James D. McFarland William G. Christensen President and CEO, Valeura Energy Inc. Vice President, Strategic Planning and Reservoir Exploitation ENGINEERING Michael S. Parrett CONSULTANTS Business Consultant Steve J. De Maio Vice President, In-Situ Development & GLJ Petroleum Consultants Ltd. A. Terence Poole Operations Business Consultant Brent D. Defosse D. Michael G. Stewart Vice President, Drilling & Completions Corporate Director David Dean Evans Treasurer Andrew D. Grasby General Counsel & Corporate Secretary Robert W. Rosine Executive Vice President, Business Development Diane J. Shirra Vice President, Montney Gas Christopher G. Webster Chief Financial Officer ABBREVIATIONS bbl barrel MMboe* million barrels of oil equivalent Bcf billion cubic feet MMBtu million British thermal units boe* barrels of oil equivalent Mcf thousand cubic feet gj gigajoule MMcf million cubic feet Mbbls thousand barrels MW mega watt MMbbls million barrels * 6 mcf of gas = 1 barrel of oil equivalent Mboe* thousand barrels of oil equivalent

PENGROWTH

PENGROWTH ENERGY CORPORATION

Head Office
2100, 222 Third Avenue SW Calgary Alberta, T2P 0B4 Canada
Phone: 403.233.0224 | **Toll free:** 800.223.4122 | **Fax:** 403.265.6251
www.pengrowth.com

Investor Relations

For investor relations enquiries, please contact:
Investor Relations
Phone: 403.233.0224 | **Toll free:** 888.744.1111
Email: investorrelations@pengrowth.com

Stock Exchange Listings

Toronto Stock Exchange: **PGF** | New York Stock Exchange: **PGH**